SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores on November 10, 2006 related to the consolidated financial statements for the three-month periods ended September 30, 2006 and 2005.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

For the three-month periods ended September 30, 2006 and 2005

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 72 started on July 1, 2006

Financial Statements for the three-month period

ended September 30, 2006. In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	September 22, 1999

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized Pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	220,802,837	220,802,837	220,802,837

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of September 30, 2006 and 2005 and June 30, 2006

	September 30, 2006 (Notes 1, 2 and 3) Pesos	June 30, 2006 (Notes 1, 2 and 3) Pesos	September 30, 2005 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	1,020,313	25,997,361	8,657,217
Investments (Note 4.b.)	33,752,658	6,223,788	36,145,997
Trade accounts receivable (Note 4.c.)	12,646,586	11,084,617	8,121,966

Other receivables (Note 4.d.)	28,224,007	22,744,963	21,528,679
Inventories (Note 4.e.)	28,882,464	28,932,135	41,948,569

Total current assets	104,526,028	94,982,864	116,402,428

Non-current assets
Other receivables (Note 4.d.)	36,349,722	36,005,292	14,216,501
Inventories (Note 4.e.)	60,434,122	62,712,423	55,333,761
Investments on controlled and related companies (Note 4.b.)	475,074,963	468,371,269	289,307,407
Other investments (Note 4.b.)	37,268,716	37,052,716	106,348,907
Fixed assets, net (Schedule A)	231,512,597	224,775,512	208,806,305
Intangible assets, net (Schedule B)	23,581,646	23,581,646	—

Subtotal Non-Current Assets	864,221,766	852,498,858	674,012,881

Goodwill (Note 4.b.)	(75,222,927)	(76,825,838)	(29,060,111)

Total Non-Current Assets	788,998,839	775,673,020	644,952,770

Total Assets	893,524,867	870,655,884	761,355,198

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	27,320,923	26,438,528	34,461,205
Loans (Note 4.g.)	79,362,776	66,421,573	8,531,307
Salaries and social security payable (Note 4.h.)	1,746,525	2,293,130	1,154,561
Taxes payable (Note 4.i.)	4,953,824	3,313,836	20,278,856
Other debts (Note 4.j.)	3,531,144	3,442,024	3,743,505

Total Debts	116,915,192	101,909,091	68,169,434

Total current liabilities	116,915,192	101,909,091	68,169,434

Non-current liabilities
Trade accounts payable (Note 4.f.)	691,900	835,292
Taxes payable (Note 4.i.)	40,995,890	42,770,882	45,986,078
Loans (Note 4.g.)	102,007,731	98,096,955	115,348,844

Other debts (Note 4.j.)	434,309	434,309	1,000
Provisions (Schedule E)	512,930	183,893	104,198

Total Non-current liabilities	144,642,760	142,321,331	161,440,120

Total Liabilities	261,557,952	244,230,422	229,609,554

Minority interest	471,121	559,871	245,828

SHAREHOLDERS’ EQUITY	631,495,794	625,865,591	531,499,816

Total Liabilities and Shareholders’ Equity	893,524,867	870,655,884	761,355,198

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	September 30, 2006 (Notes 1, 2 and 3) Pesos	September 30, 2005 (Notes 1, 2 and 3) Pesos
Production:
Crops	597,946	378,351
Beef cattle	3,478,768	5,877,268
Milk	2,062,205	1,974,190

Total production	6,138,919	8,229,809

Cost of production (Schedule F.2):
Crops	(1,060,561)	(912,217)
Beef cattle	(4,398,259)	(4,395,656)
Milk	(2,213,069)	(1,381,971)

Total cost of production	(7,671,889)	(6,689,844)

Production (loss) profit	(1,532,970)	1,539,965

Sales:
Crops	8,439,086	10,767,467
Beef cattle	10,536,204	10,623,185
Milk	2,062,205	1,974,190
Feed Lot	1,309,711	512,473
Others	1,014,809	1,198,460

Total sales	23,362,015	25,075,775

Cost of sales (Schedule F.1):
Crops	(7,231,199)	(8,705,895)
Beef cattle	(10,282,191)	(10,363,744)
Milk	(2,062,205)	(1,974,190)
Feed Lot	(1,078,263)	(401,800)
Others	(827,476)	(621,151)

Total cost of sales	(21,481,334)	(22,066,780)

Sales profit	1,880,681	3,008,995

Gross profit	347,711	4,548,960

Selling expenses (Schedule H)	(1,627,262)	(2,449,333)
Administrative expenses (Schedule H)	(3,187,371)	(2,055,955)
Net gain on sale of farms	—	9,901,755
Holding gain - cattle (Schedules F.1 and F.2)	955,307	1,496,191
Holding gain - Crops (Schedule F.2)	722,475	994,786

Operating income	(2,789,140)	12,436,404

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	332,350	2,060,732
Interest income	309,963	191,883
Tax on banking debits and credits	(423,788)	(518,160)
Interest on bonds	761,515	2,182,411
Others	337,901	1,192,160

	1,317,941	5,109,026

Generated by liabilities:
Reference stabilization index (CER)	(3,063)	(5,190)
Interest loss	(850)	—
Financial expenses:
Interest on Convertible bonds (Note 7)	(1,602,252)	(2,384,681)
Others	(2,124,517)	(399,103)
Exchange differences and discounts	(687,589)	(869,034)

	(4,418,271)	(3,658,008)

Other income and expenses, net
Gains from other fixed assets sales	24,721	(295)
Donations	—	—
Others	(346,431)	—
Shareholders’ personal assets tax and miscellaneous	(444,952)	(504,683)

	(766,662)	(504,978)

Income from related companies	6,771,326	4,516,547
Management fee	(214,464)	(1,219,231)

Net Income before income tax and minority interest	(99,270)	16,679,760

Income tax expense	1,937,497	(5,737,799)
Minority interest	88,750	31,119

Net income for the period	1,926,977	10,973,080

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	September 30, 2006 (Notes 1, 2 and 3) Pesos	September 30, 2005 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents

Cash and cash equivalents at the beginning of the period	27,377,050	67,462,547
Cash and cash equivalents at the end of the period	29,305,686	36,891,462

Net increase (decrease) in cash and cash equivalents	1,928,636	(30,571,085)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	1,926,977	10,973,080
Accrued interest	3,698,963	2,491,216
Income tax	(1,937,497)	5,737,799

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(6,771,326)	(4,516,547)
Minority interest	(88,750)	(31,119)
Increase in allowances, provisions and accruals	4,779,805	2,559,133
Amortization and depreciation	1,302,629	945,565
Holding gain - Inventory	(1,677,782)	(2,490,977)
Financial results	(414,468)	(1,927,784)
Gain from sale of fixed assets	(24,721)	(9,901,460)

Changes in operating assets and liabilities
Decrease in current investments	109,126	1,205,064
(Increase) decrease in trade accounts receivable	(1,561,969)	1,666,346
(Increase) decrease in other receivables	(7,458,598)	1,111,354
Decrease in inventories	3,938,643	4,575,034
Increase in social security payables, taxes payable and advances from customers	1,364,122	444,780
Decrease in trade accounts payable	(4,584,303)	(3,171,007)
Dividends collected	60,308	60,308
Increase (decrease) in other debts	3,192,218	(12,942,400)

Cash flows applied to operating activities	(4,146,623)	(3,211,615)

Investment activities
Increase in non-current investments	—	(9,116)
Acquisition and upgrading of fixed assets	(7,986,247)	(32,088,628)
Collection of receivables from sale of fixed assets	3,290,752	—
Sale of fixed assets	38,365	9,893,854

Cash flows applied to investment activities	(4,657,130)	(22,203,890)

Financing activities
Exercise of Warrant	187,509	304,111
Increase in financial loans	41,746,138	4,962,400
Decrease in financial loans	(28,970,698)	(10,422,091)
Decrease in other liabilities	(2,230,560)	—

Cash flows provided by (applied to) financing activities	10,732,389	(5,155,580)

Net increase (decrease) in cash and cash equivalents	1,928,636	(30,571,085)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	67,111	150,432
Increase in other receivables by sale of fixed assets	—	8,222,550
Increase in fixed assets by increase in other liabilities	—	17,175,158
Decrease in other liabilities by decrease in fixed assets	—	2,055,000
Repayment of financial loans through issue of stock by exercise of conversion right	156,269	390,468
Complementary information
Interest paid	2,630,802	111,851
Income tax expense paid	1,721,444	—

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005 and June 30, 2006

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of September 30, 2006 and 2005 and the Statements of Income and the Statements of Cash Flows for the three-month periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares. Additionally, proportional consolidation has been applied for investments in which it has joint control (see Notes 1.b and 1.c to the basic financial statements).

The Company also applied Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Cervera S.A. and Cactus Argentina S.A. as of September 30, 2006 and 2005 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2006 and September 30, 2005.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99(*)

JOINT CONTROL
Cactus Argentina S.A.	50.00	50.00

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2.a of the basic financial statements.

High relevant valuation and disclosed criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made on December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Cash	45,700	55,495	36,980
Foreign currency (Schedule G)	80,736	92,744	74,594
Patacones currency	—	—	39
Local currency checking account	500,926	1,689,103	1,043,705
Patacones currency checking account	—	—	22
Foreign currency checking account (Schedule G)	87,173	23,770,872	267,745
Local currency saving account	21,627	106,504	16,174
Foreign currency saving account (Schedule G)	33,880	6,367	5,983,908
Checks to be deposited	250,271	276,276	1,234,050

	1,020,313	25,997,361	8,657,217

b.	Investments and Goodwill

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Investment
Investment (Schedules C and G)	33,752,658	6,223,788	36,145,997

	33,752,658	6,223,788	36,145,997

Investment
Investment from related companies (Notes 17 and 19 and Schedule C)	475,074,963	468,371,269	289,307,407

	475,074,963	468,371,269	289,307,407

Other investments
Other investments (Schedules C and G)	37,268,716	37,052,716	106,348,907

	37,268,716	37,052,716	106,348,907

Goodwill
Goodwill (Schedule C)	(75,222,927)	(76,825,838)	(29,060,111)

	(75,222,927)	(76,825,838)	(29,060,111)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Accounts receivable in local currency	12,988,335	11,401,950	7,644,856
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)	(381,214)
Accounts receivable in foreign currency (Schedule G)	30,322	44,982	735,963
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	288	12,515	122,361

	12,646,586	11,084,617	8,121,966

d.	Other receivables

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Prepaid leases	10,878,393	8,836,242	8,171,554
Income Tax prepayments and tax credit (net of Accrual)	6,180,167	3,880,156	57,208
Guarantee deposits and premiums (Schedule G)	1,413,306	1,447,771	2,099,467
Secured by mortgage (Schedule G)	2,780,848	3,497,490	5,885,349
Prepaid expenses	168,931	338,368	525,129
Gross sales tax credit	5,876	4,539	8,186
Tax prepayments (net of accrual)	3,516,627	3,545,790	3,895,225
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	193,268	191,651	170,117
IRSA Inversiones y Representaciones S.A.	3,608	—	—
Agro-Uranga S.A.	1,803,854	39,993	—
Brasil Agro – Companhia Brasileira de Propiedaes Agrícolas	593,313	559,088	—
Credits to employees	82,769	85,980	40,680
Directors	6,066	—	—
Others	596,981	317,895	675,764

	28,224,007	22,744,963	21,528,679

Non-current
Prepaid leases	118,495	13,924	75,915
Income Tax prepayments and others	25,738,067	24,351,881	6,368,561
Secured by mortgage (Schedule G)	6,127,975	8,265,284	6,689,345
Tax on Minimum Presumed Income	3,515,175	2,422,271	1,026,701
Deferred tax	147,893	93,791	15,444
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	6,919	8,353	—
Alto Palermo S.A. (Schedule G)	484,330	584,704	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	117,623	150,353	—
Others	93,245	114,731	40,535

	36,349,722	36,005,292	14,216,501

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Livestock	10,007,494	10,913,612	13,897,711
Crops	3,974,071	10,550,495	17,146,003
Unharvested crops	6,120,358	1,662,592	4,804,143
Seeds and fodder	703,224	770,647	317,075
Materials and others	7,739,956	4,686,142	4,846,072
Advances to suppliers	337,361	348,647	937,565

	28,882,464	28,932,135	41,948,569

Non-Current
Livestock	60,434,122	62,712,423	55,333,761

	60,434,122	62,712,423	55,333,761

f.	Trade accounts payable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Suppliers in local currency	8,405,101	7,346,542	2,551,489
Suppliers in foreign currency (Schedule G) (1)	7,482,169	10,980,242	27,577,871
Interest to be accrued (Schedule G) (2)	—	(112,863)	(1,607,665)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	12,960	42,092	7,314
Alto City.Com S.A.	298	298	—
Alto Palermo S.A.	523,174	35,620	627,158
Agro-Uranga S.A.	—	—	20,315
IRSA Inversiones y Representaciones S.A.	—	34,127	57,164
Cactus Argentina S.A.	269,094	481,353	3,498
Cactus Feeders Inc.	141
Estudio Zang, Bergel & Viñes	27,384	73,851	69,283
Fundación IRSA	2,200,000	2,200,000	1,900,000
Accrual for other expenses (Schedule G)	8,400,602	5,311,539	3,172,507
Short-term debts	—	—	82,271
Accrual for harvest expenses	—	45,727	—

	27,320,923	26,438,528	34,461,205

Non-Current
Accrual for other expenses (Schedule G)	691,900	835,292	—

	691,900	835,292	—

(1)	As of September 30, 2006 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See note 11.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Local financial loans (Note 17)	76,939,516	65,605,326	4,962,400
Convertible Notes 2007 Interest payable (Schedule G)	984,885	332,179	1,428,341
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	1,435,153	482,985	2,137,568
Directors	3,222	1,083	2,998

	79,362,776	66,421,573	8,531,307

Non-Current
Foreign financial loans (Notes 17 and 19)	23,900,800	20,367,600	—
Convertible Notes 2007 third parties (Schedule G)	31,884,763	31,804,384	46,576,316
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	46,461,793	46,243,210	69,703,303
Directors	104,294	103,690	97,776
Convertible Notes 2007 expenses	(343,919)	(421,929)	(1,028,551)

	102,007,731	98,096,955	115,348,844

h.	Salaries and social security payable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Accrual for vacation and statutory annual bonus	870,802	1,905,899	664,735
Social security taxes payable	637,875	282,999	248,961
Salaries payable	189,764	64,237	225,803
Health care payable	16,444	22,689	5,117
Others	31,640	17,306	9,945

	1,746,525	2,293,130	1,154,561

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Accrual for income tax	33,276	126,641	24,772,007
Advances to Income tax and tax credit	—	—	(5,773,267)
Tax on Minimum Presumed Income	3,431,074	2,377,347	65,953
Value added tax	114,053	15,595	55,169
Property tax payable	271,889	232,192	128,497
Taxes withheld for income tax	507,913	274,592	485,258
Gross sales tax payable	35,512	35,322	5,136
Taxes withheld-Gross sales tax payable	40	2,215	385
Taxes withheld-Value added tax payable	109,228	247,925	17,597
Others	450,839	2,007	522,121

	4,953,824	3,313,836	20,278,856

Non-current
Deferred tax	40,994,784	42,770,882	44,890,846
Income tax	—	—	132,761
Tax on Minimum Presumed Income	1,106	—	962,471

	40,995,890	42,770,882	45,986,078

j.	Other debts

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Management fees accrual	3,288,413	3,073,949	3,581,923
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	63,000	46,800	3,393
Cactus Feeders Inc.	15,791	272	3,569
Others	29,744	186,807	20,424

	3,531,144	3,442,024	3,743,505

Non-current
Other income to be accrued	433,309	433,309	—
Guarantee deposit	1,000	1,000	1,000

	434,309	434,309	1,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a)	Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	3,260,731	—	—	8,107,521	—	—	6,536,381
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	4,836,464
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	10,897
1st quarter 2007/2006 financial period	—	—	—	—	11,084,617	—	—	6,144,831	1,678,403
2nd quarter 2007/2006 financial period	1,150,549	386,779	—	12,646,586	—	—	8,808,217	591,375	6,262
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	1,032,380	5,072,356	5,712
4th quarter 2007/2006 financial period	—	—	—	—	—	—	829,587	479,592	5,712
1st quarter 2008/2007 financial period	—	—	—	—	—	—	2,714,031	2,179,021	1,678,048
2nd quarter 2008/2007 financial period	37,247,999	37,031,999	106,328,190	—	—	—	5,712	5,712	5,712
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	436,191	433,663	5,712
4th quarter 2008/2007 financial period	—	—	—	—	—	—	5,713	5,713	21,157
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,186,151	2,173,309	1,672,336
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,755,672	1,745,358	1,672,336
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,755,673	1,745,357	1,672,336
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	32,602,109	5,837,009	32,885,266	—	—	14,445	14,839,792	10,456,809	8,466,534
With no stated non-current term	20,717	20,717	20,717	—	—	—	30,204,610	27,717,159	7,471,178

Total	71,021,374	43,276,504	142,494,904	12,646,586	11,084,617	8,121,966	64,573,729	58,750,255	35,745,180

NOTE 5 (Continued):

b)	Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
At fixed interest rate	37,247,999	37,031,999	106,328,190	—	—	—	9,121,259	11,237,071	12,478,698
At variable interest rate	32,602,109	5,837,009	32,885,266	—	—	—	7,038,016	4,049,594	2,413,070
Non-interest bearing	1,171,266	407,496	3,281,448	12,646,586	11,084,617	8,121,966	48,414,454	43,463,590	20,853,412

Total	71,021,374	43,276,504	142,494,904	12,646,586	11,084,617	8,121,966	64,573,729	58,750,255	35,745,180

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a)	Liabilities based on their estimated payment term (in pesos)

Base don their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
1st quarter 2005/2004	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	—	—	—	—	—	—
3rd quarter 2005/2004	—	—	—	—	—	—	—	—
4th quarter 2005/2004	—	—	—	—	—	—	—	—
1st quarter 2006/2005	—	—	—	—	—	—	—	—
2nd quarter 2006/2005	—	—	15,396,004	—	—	8,531,307	—	—	888,401
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	25,681
4th quarter 2006/2005	—	—	—	—	—	—	—	—	240,479
1st quarter 2007/2006	—	26,411,544	18,921,500	—	13,935,806	—	—	1,965,120
2nd quarter 2007/2006	27,189,841	—	—	351,217	816,247	—	1,468,329	231,052
3rd quarter 2007/2006	—	—	—	15,763,224	—	—	47,152	96,958
4th quarter 2007/2006	—	—	—	—	—	—	—	—
1st quarter 2008/2007	—	—	—	—	—	—	231,044	—
2nd quarter 2008/2007	—	—	—	78,106,931	77,729,355	115,348,844	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	23,900,800	20,367,600	—	—	—
Overdue	—	—	—	—	—	—	—	—
With no stated current term	131,082	26,984	143,701	63,248,335	51,669,520	—	—	—
With no stated non-current term	691,900	835,292	—	—	—	—	—	—

Total	28,012,823	27,273,820	34,461,205	181,370,507	164,518,528	123,880,151	1,746,525	2,293,130	1,154,561

Base don their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
1st quarter 2005/2004	—	—		—	—	—	—	—	—
2nd quarter 2005/2004	—	—		—	—	—	—	—	—
3rd quarter 2005/2004	—	—		—	—	—	—	—	—
4th quarter 2005/2004	—	—		—	—	—	—	—	—
1st quarter 2006/2005	—	—		—	—	—	—	—	—
2nd quarter 2006/2005	—	—	20,223,984	—	—	3,605,740	—	—	—
3rd quarter 2006/2005	—	—	54,872	—	—	3,569	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	831,206	—	—	120,996	—	—	—	—
2nd quarter 2007/2006	4,953,478	2,476,625	1,026,757	20,641	105,360	—	—	—	—
3rd quarter 2007/2006	—	6,005	—	69,366	7,523	—	—	—	—
4th quarter 2007/2006	346	—	—	3,291,422	3,073,949	—	—	—	—
1st quarter 2008/2007	—	—	—	15,520	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—		134,195	134,196	134,196	—	—	—
With no stated non-current term	40,995,890	42,770,882	44,959,321	434,309	434,309	1,000	512,930	183,893	104,198

Total	45,949,714	46,084,718	66,264,934	3,965,453	3,876,333	3,744,505	512,930	183,893	104,198

b)	Liabilities classified according to their interest rate (in pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
At fixed interest rate	4,499,950	6,720,357	—	179,291,166	164,124,210	121,339,795	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	23,512,873	20,553,463	34,461,205	2,079,341	394,318	2,540,356	1,746,525	2,293,130	1,154,561

Total	28,012,823	27,273,820	34,461,205	181,370,507	164,518,528	123,880,151	1,746,525	2,293,130	1,154,561

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	3,792,015	—	—	—	—
Non-interest bearing	45,949,714	46,084,718	66,264,934	3,965,453	84,318	3,744,505	512,930	183,893	104,198

Total	45,949,714	46,084,718	66,264,934	3,965,453	3,876,333	3,744,505	512,930	183,893	104,198

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	September 30, 2006	September 30, 2005
Average appraised stock in circulation	220,608,958	162,943,270
Average appraised diluted ordinary stock	321,214,392	321,214,392

	September 30, 2006	September 30, 2005
Earnings for the calculation of basic earnings per share	1,926,977	10,973,080
Exchange differences	455,835	919,643
Financing expenses	1,602,252	2,510,797
Income tax	(671,810)	(1,119,781)
Management fees	(138,628)	(231,066)
Earnings for the calculation of diluted earnings per share	3,174,626	13,052,673

BASIC Earnings per share	September 30, 2006	September 30, 2005
Earnings	1,926,977	10,973,080
Number of shares	220,608,958	162,943,270
Earnings per share	0.01	0.07

DILUTED Earnings per share	September 30, 2006	September 30, 2005
Earnings	3,174,626	13,052,673
Number of shares	321,214,392	321,214,392
Earnings per share	0.01	0.04

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of September 30, 2006:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	8,439,086	10,536,204	2,062,205	1,309,711	1,014,809	—	23,362,015
Assets	137,080,203	146,902,859	19,893,287	4,230,726	5,514,584	579,903,208	893,524,867
Liabilities	8,144,995	800,680	33,321	1,496,570	3,443,116	247,639,270	261,557,952
Fixed asset additions (transfers)	705,113	3,692,942	140,655	29,975	(40,134)	3,457,696	7,986,247
Depreciation of fixed assets	528,770	351,802	126,812	75,460	18,005	201,780	1,302,629
Income from related parties	48,211	395	9,315	—	—	6,713,405	6,771,326

As of September 30, 2005:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	10,767,467	10,623,185	1,974,190	512,473	1,198,460	—	25,075,775
Assets	176,328,163	136,664,646	21,378,485	3,967,461	1,055,916	421,960,527	761,355,198
Liabilities	6,263,334	329,039	140,168	384,124	353,102	222,139,787	229,609,554
Fixed asset additions (transfers)	46,710,471	1,390,747	581,404	8,963	26,952	545,249	49,263,786
Depreciation of fixed assets	459,268	238,479	86,293	74,552	14,171	72,802	945,565
Income from related parties	(5,386)	(1,486)	(1,141)	—	—	4,524,560	4,516,547

NOTE 8:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,000 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the Court of Cassation.

NOTE 9:	ACQUISITIONS AND SALES OF FARMS

On August 28, 2006, IGSA signed a preliminary sale contract of 1,800 hectares of the establishment called “El Recreo” of its property, in the amount of US$ 0.3 million. As advance payment the Company has received US$ 0.05 million. This sale has not been shown in the Financial Statement as the property of the land has not yet been transferred.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value at September 30, 2006 Pesos	Net carrying value at June 30, 2006 Pesos	Net carrying value at September 30, 2005 Pesos
					Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the period/year Pesos	Current period/year Pesos	Accumulated at the end of the period/year Pesos
Real estate	155,053,376	—	—	155,053,376	—	—	—	—	—	155,053,376	155,053,376	168,618,140
Wire fences	4,780,673	—	—	4,780,673	3	1,236,208	—	48,981	1,285,189	3,495,484	3,544,465	3,523,312
Watering troughs	3,930,660	—	—	3,930,660	5	1,175,796	—	46,509	1,222,305	2,708,355	2,754,864	2,263,926
Alfalfa fields and meadows	3,297,931	—	—	3,297,931	12-25-50	1,506,332	—	142,136	1,648,468	1,649,463	1,791,599	1,065,359
Buildings and constructions	29,779,631	124,011	—	29,903,642	2	2,486,149	—	153,385	2,639,534	27,264,108	27,293,482	4,002,613
Machinery	10,594,431	448,699	—	11,043,130	10	7,025,548	—	235,348	7,260,896	3,782,234	3,568,883	3,417,554
Vehicles	2,309,795	46,620	97,728	2,258,687	20	1,194,039	97,728	100,533	1,196,844	1,061,843	1,115,756	646,137
Tools	197,916	589	—	198,505	10	152,253	—	2,747	155,000	43,505	45,663	50,724
Furniture and equipment	1,213,670	17,813	2,632	1,228,851	10	829,699	1,913	28,457	856,243	372,608	383,971	415,680
Corral and leading lanes	868,155	38,998	—	907,153	3	158,319	—	8,634	166,953	740,200	709,836	534,533
Roads	2,200,904	1,500	—	2,202,404	10	894,000	—	83,544	977,544	1,224,860	1,306,904	330,757
Facilities	12,615,362	42,033	—	12,657,395	10-20-33	5,823,780	—	300,708	6,124,488	6,532,907	6,791,582	6,690,006
Computer equipment	1,453,980	229,124	—	1,683,104	20	1,007,257	—	63,921	1,071,178	611,926	446,723	347,663
Silo plants	1,096,519	—	—	1,096,519	5	406,464	—	14,922	421,386	675,133	690,055	734,820
Feed Lot	3,920,905	29,975	12,925	3,937,955	—	1,633,060	—	72,804	1,705,864	2,232,091	2,287,845	2,451,327
Constructions in progress	8,841,634	3,996,079	37,282	12,800,431	—	—	—	—	—	12,800,431	8,841,633	13,451,971
Advances to suppliers	204,572	77,237	—	281,809	—	—	—	—	—	281,809	204,572	261,783
Forest Products- Posts	70,383	—	—	70,383	—	—	—	—	—	70,383	70,384	—
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	—
Improvements in third parties buildings	3,553,919	3,037,962	—	6,591,881	—	—	—	—	—	6,591,881	3,553,919	—

Total at September 30, 2006	250,304,416	8,090,640	150,567	258,244,489		25,528,904	99,641	1,302,629	26,731,892	231,512,597

Total at June 30, 2006	188,561,525	84,736,740	22,993,849	250,304,416		22,063,929	1,647,113	5,112,088	25,528,904		224,775,512

Total at September 30, 2005	188,561,525	49,414,218	6,740,956	231,234,787		22,063,929	581,012	945,565	22,428,482			208,806,305

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year/period Pesos	Additions of the Year/period Pesos	Value at the end of the year/period Pesos	Amortization			Accumulated at the end of the year/period Pesos	Net carrying value as of September 30, 2006 Pesos	Net carrying value as of June 30, 2006 Pesos	Net Carrying value as of September 30, 2005 Pesos
				Accumulated at the beginning of the year/period Pesos	Current period
					Rate %	Amount Pesos
Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33,33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—	—

Total at September 30, 2006	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total at June 30, 2006	1,878,124	23,581,646	25,459,770	1,878,124		—	1,878,124		23,581,646

Total at September 30, 2005	1,878,124		1,878,124	1,878,124		—	1,878,124			—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value as of September 30, 2006 Pesos	Value as of June 30, 2006 Pesos	Value as of September 30, 2005 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos
Current Investmentst
Mutual Funds
Bony Hamilton Fund in dollars	8,634,073	26,454,800	54,906	27,304,412	3.064000
Banco Río Special Fund in pesos		1,647,934	898,081	419,309
BankBoston 1784 Fund		—	246,404	—

		28,102,734	1,199,391	27,723,721

Bonds and Convertible Notes
Interest on IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		1,150,549	386,779	3,260,731
Global 2010 Bonds	110,000	101,061	92,510	105,232	0.918736
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs	3,000,000	3,011,392	3,030,000	2,985,000	1.003797
Mortgage Bonds	1,247,309	1,203,653	1,334,180	11,046	0.965000
Raymond James – Interest of Bonds		—	—	1,549,113

		5,467,285	4,844,099	7,911,752

Deposits in foreign banks in dollars		182,639	180,298	510,524

		182,639	180,298	510,524

Total current investments		33,752,658	6,223,788	36,145,997

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agriculture	2,500,000	162,141	10,376,492
Shares	893,069	3,698,904	5,465,153	5,336,798
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		14,885,919	16,652,168	16,523,813

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	116,305,767	400,149,089	396,839,494	272,783,594	3.96000	Real Estate	437,554,373	15,618,871	1,505,402,422

		400,149,089	396,839,494	272,783,594

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	42,705	60,039,955	54,879,607	—	1000(*)	Agricultureand	875,381,000	17,819,000	821,340,000

		60,039,955	54,879,607	—		Real Estate

	Subtotal	475,074,963	468,371,269	289,307,407

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	12,000,000	37,247,999	37,031,999	106,328,190
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	37,268,716	37,052,716	106,348,907

Goodwill
IRSA negative goodwill		(75,222,927)	(76,825,838)	(29,060,111)

	Subtotal	(75,222,927)	(76,825,838)	(29,060,111)

Total non-current investments		437,120,752	428,598,147	366,596,203

(*)	Quotation in Brazilian Reais as of 10/06/2006

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the period Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications Pesos	Value as of September 30, 2006 Pesos	Value as of June 30, 2006 Pesos	Value as of September 30, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts
Included in liabilities	374,830	—	—	(2,471)	372,359	374,830	381,214
Non-current law contingencies for pending lawsuits	183,893	353,164	(24,127)	—	512,930	183,893	104,198

Total as of September 30, 2006	558,723	353,164	(24,127)	(2,471)	885,289

Total as of June 30, 2006	490,542	148,311	(25,000)	(55,130)		558,723

Total as of September 30, 2005	485,412		—	—			485,412

(1)	Included in Financial Results

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

For the three-month periods ended September 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk
	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	64,236,404	61,552,248	—	—
Crops	10,550,495	24,930,778	—	—	—	—
Unharvested crops	—	—	—	—	—	—
Seeds and fodder	478,313	128,575	—	—	—	—
Materials and others	—	—	—	—	—	—

	11,028,808	25,059,353	64,236,404	61,552,248	—	—
Holding gain - Cattle	—	—	952,384	1,129,950	—	—
Holding gain - Crops	722,475	994,786	—	—		—
Production	597,946	378,351	3,478,768	5,877,268	2,062,205	1,974,190
Gain (loss) on commodities market	(185,200)	(188,514)	—	—	—	—
Transfer of inventories to expenses	—	—	—	—	—	—
Transfer to fixed assets and inventories	—	—	—	—	—	—
Transfer of unharvested crops to expenses	(1,496,929)	(1,701,416)	(940)	—	—	—
Recovery of inventories	—	—	89,717	81,571	—	—
Purchases	1,095,014	1,382,777	2,580,513	2,674,279	—	—
Operating expenses (Schedule H)	—	—	—	—	—	—
Less:
Inventories at the end of the period		—		—		—
Beef cattle	—	—	(61,054,655)	(60,951,572)	—	—
Crops	(3,974,071)	(17,146,003)	—	—	—	—
Unharvested crops	—	—	—	—	—	—
Seeds and fodder	(556,844)	(73,439)	—	—	—	—
Materials and others	—	—	—	—	—	—

Cost of Sales	7,231,199	8,705,895	10,282,191	10,363,744	2,062,205	1,974,190

	Feed Lot		Others		Total
	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos		September 30, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	—	64,236,404		61,552,248
Crops	—	—	—	—	10,550,495		24,930,778
Unharvested crops	—	—	—	—	—		—
Seeds and fodder	—	—	—	—	478,313		128,575
Materials and others	150,085	155,791	273,377	623,879	423,462		779,670

	150,085	155,791	273,377	623,879		75,688,674		87,391,271
Holding gain - Cattle	11,000	(8,877)	—	—		963,384		1,121,073
Holding gain - Crops		—	—	—		722,475		994,786
Production		—	—	—		6,138,919		8,229,809
Gain (loss) on commodities market	(3,349)	1,557	—	—		(188,549)		(186,957)
Transfer of inventories to expenses	(456,533)	(250,988)	(24,006)	(34,359)		(480,539)		(285,347)
Transfer to fixed assets and inventories	—	—	(67,111)	(30,770)		(67,111)		(30,770)
Transfer of unharvested crops to expenses	—	—	(130,249)	(106,578)		(1,628,118)		(1,807,994)
Recovery of inventories	—	—	—	—		89,717		81,571
Purchases	1,231,219	384,540	238,251	194,928		5,144,997		4,636,524
Operating expenses (Schedule H)	200,841	181,399	795,709	405,646		996,550		587,045
Less:
Inventories at the end of the period		—		—
Beef cattle	—	—	—	—	(61,054,655)		(60,951,572)
Crops	—	—	—	—	(3,974,071)		(17,146,003)
Unharvested crops	—	—	—	—	—		—
Seeds and fodder	—	—	—	—	(556,844)		(73,439)
Materials and others	(55,000)	(61,622)	(258,495)	(431,595)	(313,495)	(65,899,065)	(493,217)	(78,664,231)

Cost of Sales	1,078,263	401,800	827,476	621,151		21,481,334		22,066,780

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

For the three-month periods ended September 30, 2006 and 2005

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos		September 30, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	4,358	9,389,631	6,823,744	9,389,631		6,828,102
Crops	—	—	—	—	—	—	—		—
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	—	119,865	65,430	4,262,680		3,833,815

	5,805,407	4,594,721	168,766	177,299	9,633,064	6,906,827		15,607,237		11,678,847
Holding gain (loss)	—	—	—	—	(8,077)	375,118		(8,077)		375,118
Gain (loss) on commodities market	—	—	—	—	—	—		—		—
Transfer of inventories to expenses	—	—	456,533	180,231	—	—		456,533		180,231
Transfer to fixed assets and inventories	—	—	—	—	—	—		—		—
Transfer of unharvested crops to expenses	(3,319,132)	(2,944,376)	(172,129)	(79,120)	(465,920)	(245,558)		(3,957,181)		(3,269,054)
Recovery of inventories	—	—	—	—	(89,717)	(81,571)		(89,717)		(81,571)
Purchases	10,072,839	7,157,692	—	68,864	767,032	1,659,354		10,839,871		8,885,910
Operating expenses (Schedule H)	1,860,535	1,113,326	3,947,979	4,216,180	2,094,869	1,271,581		7,903,383		6,601,087
Less:
Inventories at the end of the period
Beef cattle	—	—	—	(21,367)	(9,386,961)	(8,258,533)	(9,386,961)		(8,279,900)
Crops	—	—	—	—	—	—	—		—
Unharvested crops	(6,120,358)	(4,804,143)	—	—	—	—	(6,120,358)		(4,804,143)
Seeds and fodder	—	—	(2,890)	(146,431)	(143,490)	(97,205)	(146,380)		(243,636)
Materials and others	(7,238,730)	(4,205,003)	—	—	(187,731)	(148,042)	(7,426,461)	(23,080,160)	(4,353,045)	(17,680,724)

Cost of Production	1,060,561	912,217	4,398,259	4,395,656	2,213,069	1,381,971		7,671,889		6,689,844

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule G

	September 30, 2006				June 30, 2006			September 30, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	65,640	3.064	201,120	US$	7,835,857	23,868,019	US$	2,204,267	6,326,247
Cash and banks in brazilian reais	Rs	498	1.343	669	Rs	1,524	1,964		—	—
Investments:
Mutual funds	US$	8,634,073	3.064	26,454,800	US$	18,026	54,906	US$	9,513,732	27,304,412
Interest of IRSA Convertible Notes 2007 Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	370,667	3.104	1,150,549	US$	125,333	386,779	US$	1,120,526	3,260,731
Deposits in foreign banks	US$	59,608	3.064	182,639	US$	59,192	180,298	US$	177,883	510,524
Trade accounts receivable:
Trade accounts receivable	US$	9,896	3.064	30,322	US$	14,768	44,982	US$	256,433	735,963
Other receivables:
Secured by mortgages	US$	907,587	3.064	2,780,848	US$	1,148,224	3,497,490	US$	2,050,644	5,885,349
Guarantee deposits	US$	461,262	3.064	1,413,306	US$	475,302	1,447,771	US$	731,522	2,099,467
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A.	US$	3,184	3.104	9,884	US$	4,140	12,775		—	—
Others	US$	15,922	3.104	49,421	US$	20,698	63,875		—	—
Non current assets
Other receivables
Secured by mortgages	US$	1,999,992	3.064	6,127,975	US$	2,713,488	8,265,284	US$	2,330,782	6,689,345
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	156,034	3.104	484,330	US$	189,470	584,704		—	—
IRSA Inversiones y Representaciones S.A.	US$	37,894	3.104	117,623	US$	48,721	150,353		—	—
Others	US$	22,291	3.104	69,190	US$	27,067	83,529		—	—
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.104	37,247,999	US$	12,000,000	37,031,999	US$	36,538,897	106,328,190

Total US$	US$	24,744,050		76,320,006	US$	24,680,286	75,672,764	US$	54,924,686	159,140,228

Total Rs	Rs	498		669	Rs	1,524	1,964		—	—

Total Assets				76,320,675			75,674,728			159,140,228

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

G (Cont.)

	September 30, 2006				June 30, 2006			September 30, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	2,410,493	3.104	7,482,169	US$	3,558,082	10,980,242	US$	9,476,932	27,577,871
Interest to be accrued	US$	—	3.104	—	US$	(36,573)	(112,863)	US$	(552,462)	(1,607,665)
Accrual for other expenses	US$	1,534,995	3.104	4,764,624	US$	862,487	2,661,634	US$	907,443	2,640,659
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA	US$	—	—	—	US$	—	—	US$	1,432	4,168
APSA	US$	—	—	—	US$	—	—	US$	113,880	331,392

Loans:
Local banks	US$	4,297,669	3.104	13,339,964	US$	4,399,210	13,575,961		—	—
Interest of Convertible Notes 2007	US$	317,295	3.104	984,885	US$	107,641	332,179	US$	490,839	1,428,341
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	462,356	3.104	1,435,153	US$	156,508	482,985	US$	734,559	2,137,568
Directors	US$	1,038	3.104	3,222	US$	351	1,083	US$	1,030	2,998
Other debts:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Feeders		—		15,520		—	—		—	—
Non-current liabilities
Trade accounts payable:
Accrual for other expenses	US$	222,906	3.104	691,900	US$	270,671	835,292	US$	—	—
Loans:
Foreign banks	US$	7,700,000	3.104	23,900,800	US$	6,600,000	20,367,600	US$	—	—
Convertible Notes 2007	US$	10,272,153	3.104	31,884,763	US$	10,306,022	31,804,384	US$	16,005,607	46,576,316
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	14,968,361	3.104	46,461,793	US$	14,984,838	46,243,210	US$	23,953,025	69,703,303
Directors	US$	33,600	3.104	104,294	US$	33,600	103,690	US$	33,600	97,776

Total Liabilities	US$	42,220,866		131,069,087	US$	41,242,837	127,275,397	US$	51,165,885	148,892,727

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule H

Items	Total September 30, 2006 Pesos	Operating Expenses						Expenses		Total
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos	September 30, 2005 Pesos
Directors´ fees	70,200	—	—	—	—	—	—	—	70,200	23,000
Fees and payments for services	1,233,895	129,421	10,484	57,422	42,846	—	18,669	—	1,104,474	633,483
Salaries and wages	2,294,196	1,393,860	158,350	470,981	224,255	—	540,274	66,477	833,859	1,947,531
Social security taxes	608,983	159,070	68,068	69,896	12,465	—	8,641	—	449,913	337,141
Taxes, rates and contributions	341,467	122,194	56,946	48,029	13,899	—	3,320	181,112	38,161	213,192
Gross sales taxes	115,108	—	—	—	—	—	—	115,108	—	26,535
Office and administrative expenses	368,001	88,544	—	18,163	—	—	70,381	385	279,072	170,181
Bank commissions and expenses	58,585	58,585	686	3,231	271	—	54,397	—	—	7,208
Depreciation of fixed assets	1,302,629	1,200,818	598,053	372,215	136,228	69,164	25,158	—	101,811	945,565
Vehicle and traveling expenses	335,250	161,782	47,467	80,513	7,595	—	26,207	6,165	167,303	178,098
Spare parts and repairs	329,275	327,325	156,570	132,072	36,619	—	2,064	—	1,950	341,453
Insurance	61,858	16,175	4,411	5,188	350	—	6,226	—	45,683	68,459
Benefits to Employees	176,744	100,716	19,007	64,831	5,158	—	11,720	—	76,028	89,753
Livestock expenses (1)	2,900,119	2,557,329	—	2,557,329	—	—	—	342,790	—	3,397,338
Dairy farm expenses (2)	1,614,188	1,605,692	—	—	1,605,692	—	—	8,496	—	914,182
Agricultural expenses (3)	1,498,652	619,451	619,451	—	—	—	—	879,201	—	2,136,919
Feed lot expenses	131,677	131,677	—	—	—	131,677	—	—	—	114,163
Silo expenses	46,571	46,571	46,571	—	—	—	—	—	—	4,280
Coal expenses	—	—	—	—	—	—	—	—	—	202
FyO expenses	27,786	2,250	—	—	—	—	2,250	25,536	—	18,295
General expenses	199,382	178,473	74,471	68,109	9,491	—	26,402	1,992	18,917	126,442

Total at September 30, 2006	13,714,566	8,899,933	1,860,535	3,947,979	2,094,869	200,841	795,709	1,627,262	3,187,371

Total at September 30, 2005		7,188,132	1,113,326	4,216,180	1,271,581	181,399	405,646	2,449,333	2,055,955	11,693,420

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Balance Sheet as of September 30, 2006 and 2005 and June 30, 2006

	September 30, 2006 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos	September 30, 2005 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	462,741	24,600,563	8,150,921
Investments (Note 8.b.)	31,922,085	4,899,005	35,216,164
Trade accounts receivable (Note 8.c.)	6,707,887	8,449,745	7,072,600
Other receivables (Note 8.d.)	26,256,195	21,265,678	20,710,289
Inventories (Note 8.e.)	27,304,694	27,227,281	40,564,241

Total Current Assets	92,653,602	86,442,272	111,714,215

Non-Current Assets
Other receivables (Note 8.d.)	43,537,600	39,575,208	14,096,292
Inventories (Note 8.e.)	57,970,378	59,330,235	50,557,754
Investments on controlled and related companies (Note 8.b.)	495,674,051	489,669,438	305,970,911
Other investments (Note 8.b.)	37,268,716	37,052,716	106,348,907
Fixed assets, net (Schedule A)	211,834,559	208,071,858	200,394,270
Intangible assets, net (Schedule B)	21,910,761	21,910,761	—

Subtotal Non-Current Assets	868,196,065	855,610,216	677,368,134

Goodwill (Note 8.b.)	(75,222,927)	(76,825,838)	(29,060,111)

Total Non-Current Assets	792,973,138	778,784,378	648,308,023

Total Assets	885,626,740	865,226,650	760,022,238

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	22,559,691	23,927,124	33,845,808
Loans (Note 8.g.)	79,362,776	66,421,573	8,531,307
Salaries and social security payable (Note 8.h.)	1,400,535	1,930,617	889,715
Taxes payable (Note 8.i.)	4,523,112	2,921,376	20,073,652
Other debts (Note 8.j.)	3,371,712	3,284,656	5,239,487

Total Debts	111,217,826	98,485,346	68,579,969

Total Current Liabilities	111,217,826	98,485,346	68,579,969

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	691,900	835,292	—
Loans (Note 8.g.)	102,007,731	98,096,955	115,348,844

Taxes payable (Note 8.i.)	40,168,273	41,874,123	44,512,667
Other debts (Note 8.j.)	—	—	15,071
Provisions (Schedule E)	45,216	69,343	65,871

Total Non-Current Liabilities	142,913,120	140,875,713	159,942,453

Total liabilities	254,130,946	239,361,059	228,522,422

SHAREHOLDERS’ EQUITY	631,495,794	625,865,591	531,499,816

Total Liabilities and Shareholders’ Equity	885,626,740	865,226,650	760,022,238

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Statement of Income

For the three-month periods ended September 30, 2006 and 2005

	September 30, 2006 (Notes 1 and 2) Pesos	September 30, 2005 (Notes 1 and 2) Pesos
Production :
Crops	597,946	378,351
Beef cattle	3,082,732	5,239,053
Milk	2,062,205	1,974,190

Total production	5,742,883	7,591,594

Cost of production (Schedule F.2)
Crops	(1,060,561)	(912,217)
Beef cattle	(3,858,566)	(3,955,748)
Milk	(2,213,069)	(1,381,971)

Total cost of production	(7,132,196)	(6,249,936)

Production (loss) profit	(1,389,313)	1,341,658

Sales
Crops	8,439,086	10,767,467
Beef cattle	8,529,344	8,750,194
Milk	2,062,205	1,974,190
Other	217,814	510,010

Total sales	19,248,449	22,001,861

Cost of sales (Schedule F.1)
Crops	(7,231,199)	(8,705,895)
Beef cattle	(8,316,307)	(8,527,289)
Milk	(2,062,205)	(1,974,190)
Other	(11,371)	(510)

Total cost of sale	(17,621,082)	(19,207,884)

Sales profit	1,627,367	2,793,977

Gross profit	238,054	4,135,635

Selling expenses (Schedule H)	(1,370,401)	(2,339,030)
Administrative expenses (Schedule H)	(2,942,240)	(1,846,533)
Net gain on sale of farms	—	9,872,997
Holding gain - Cattle (Schedules F.1 and F.2)	961,244	1,453,284
Holding gain - Crops (Schedule F.2)	722,475	994,786

Operating income	(2,390,868)	12,271,139

Financial gain (loss):
Generatedbyassets:
Exchange differences and discounts	331,150	2,057,584
Interest income	443,169	191,906
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	761,515	2,182,411
Tax on banking debits and credits	(294,431)	(445,413)
Others	347,981	1,159,858

	1,589,384	5,146,346

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes (Note 7)	(1,602,252)	(2,384,681)
Others	(2,124,517)	(395,666)
Exchange differences and discounts	(687,808)	(868,903)

	(4,414,577)	(3,649,250)

Other income and expenses, net:
Gains from other fixed assets sales	24,359	(295)
Shareholders’ Personal asset tax and miscellaneous	(444,952)	(495,000)

	(420,593)	(495,295)

Income from controlled and related companies	6,072,245	4,482,179
Management fee (Note 5)	(214,464)	(1,219,231)

Net Income before income tax	221,127	16,535,888

Income tax expense (Note 6)	1,705,850	(5,562,808)

Net income for the period	1,926,977	10,973,080

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the three-month periods ended September 30, 2006 and 2005

(Notes 1, and 2)

Items	Shareholders’ contributions				Retained earnings Legal reserve Pesos	Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total at September 30, 2006 Pesos	Total at September 30, 2005 Pesos
	Capital (Note 3) Common stock Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Subtotal Pesos
Balances at the beginning of the period	220,604,549	166,218,124	106,916,990	493,739,663	11,532,537	127,243,810	(6,650,419)	625,865,591	523,070,970
Conversion of Notes in common stock (Note 14)	99,144	—	57,125	156,269	—	—		156,269	390,468
Exercise of Warrants (Note 14)	99,144	—	88,365	187,509	—	—		187,509	304,111
Related companies Law 19,550 Section 33:
IRSA (Note 14)	—	—	(498,331)	(498,331)	—	—		(498,331)	(3,238,813)
Transitory conversion differences	—	—	—	—	—	—	3,857,779	3,857,779
Net income for the period	—	—	—	—	—	1,926,977		1,926,977	10,973,080

Balances at September 30, 2006	220,802,837	166,218,124	106,564,149	493,585,110	11,532,537	129,170,787	(2,792,640)	631,495,794

Balances at September 30, 2005	163,224,951	166,218,124	75,190,590	404,633,665	7,692,591	119,173,560	—		531,499,816

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

For the three-month periods ended September 30, 2006 and 2005

	September 30, 2006 (Notes 1 and 2) Pesos	September 30, 2005 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	24,655,469	66,248,838
Cash and cash equivalents at the end of the period	26,917,541	35,455,333

Net increase (decrease) in cash and cash equivalents	2,262,072	(30,793,505)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	1,926,977	10,973,080
Accrued interest during the year	3,698,963	2,491,216
Income tax	(1,705,850)	5,562,808

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(6,072,245)	(4,482,179)
Increase in allowances, provisions and accruals	5,084,715	3,778,363
Depreciation	1,173,352	819,819
Holding gain - Inventory	(1,683,719)	(1,453,284)
Financial results	(414,468)	(1,927,784)
Gain from sale of fixed assets	(24,359)	(9,872,702)

Changes in operating assets and liabilities
Decrease (increase) in current investments	109,126	1,205,064
Decrease in trade accounts receivable	1,741,858	2,333,800
Decrease (increase) in other receivables	(6,899,799)	1,113,490
Increase in inventories	2,899,052	2,571,712
Increase (decrease) in social security payable & taxes payable and advances to customers	1,071,654	319,795
Decrease in trade accounts payable	(6,834,131)	(2,885,585)
Dividends collected	60,308	60,308
(Decrease) increase in other debts	2,532,080	(14,135,602)

Cash flows (applied to) provided by operating activities	(3,336,486)	(3,527,681)

Investment activities
Increase in non-current investments	—	(9,116)
Increase in related companies loans	(3,580,000)	—
Acquisition and upgrading of fixed assets	(4,869,661)	(31,966,324)
Collections of receivables from sale of fixed assets	3,290,752	—
Sale of fixed assets	25,078	9,865,196

Cash flows (applied to) provided by investment activities	(5,133,831)	(22,110,244)

Financing activities
Exercise of Warrants	187,509	304,111
Increase in financial loans	41,746,138	4,962,400
Decrease in financial loans	(28,970,698)	(10,422,091)
Decrease in others liabilities	(2,230,560)	—

Cash flows (applied to) provided by financing activities	10,732,389	(5,155,580)

Net (decrease) increase in cash and cash equivalents	2,262,072	(30,793,505)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	67,111	150,432
Increase in other receivables by sale of fixed assets	—	8,222,550
Repayment of financial loans through issue of stock by exercise of conversion right	156,269	390,468
Increase in fixed assets due to an increase in other debts	—	17,175,158
Decrease in other liabilities through a decrease in fixed assets	—	2,055,200

Complementary information
Interest paid	2,586,597	105,066
Income tax paid	1,718,759	—

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2005

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2006, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years commenced on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•	In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The financial statements for the three-month periods ended September 30, 2006 and 2005 have not been audited. The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company´s profits and losses for the entire periods.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in line with Resolution 441 issued on

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

April 8, 2003 by the National Securities Commission, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 941/2003 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA), by which the restatement of financial statements was discontinued as from October 1, 2003. As of September 30, 2006, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes certain, reclassifications have been made as of June 30, 2006 and September 30, 2005.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see note 4), and dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops and dollars have been recognized under net income of the fiscal year under Cost of sales and under Financial Results in the Income Statement, respectively.

The comparative information includes transactions with metals.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Breeding and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up, mares and sheep

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets – Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen – Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Profits arising from production have been determined according to the quantitative and qualitative changes of stock subject to the biologic transformation measured as from the beginning of the year to the closing of these financial statements.

Cattle holding results have been calculated as the price difference of the steer kilogram between stock at beginning and closing of these financial statements.

Production cost of cattle calculated to show production profits and losses are shown in Schedule F.2.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Adjustment for valuation of net realization value of crop has been calculated as the difference between the production valued at net realization value at the time of harvesting and the value of the same production valued at net realization value as of closing of these financial statements.

The production cost of crops calculated to show production results are shown in Schedule F.2.

Dairy cattle and other purposes not related with direct marketing in the next 12 months was valued at replacement value.

6)	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates at September 30, 2006 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	26.58
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note12.b)	7.31

The Company presents as complementary information the consolidated financial statements at September 30, 2006 and 2005 with Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Cervera S.A. and Cactus Argentina S.A. in proportional consolidation of 50%.

Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

Other Investments

•	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the face value at year-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

•	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the fiscal year of addition.

•	The carrying value

The carrying value of fixed assets does not exceed their recoverable value at the end of the fiscal year.

m.	Intangible assets

The amortizations of the right of concession of ACER will be calculated according to the duration of the project (Note 12a), which is 35 year term with the option of 29 additional years. The project´s right of concession will be amortized as from its starting.

n.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

o.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

p.	Transitory Conversion Differences

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from brazilian reais to pesos.

q.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Inventory holding gains are disclosed in one line in the Income Statement and in Schedule F and are calculated as explained in note 2.j.1.

Cost of sales is calculated by inventory difference and the results of cattle, crops and milk productions are disclosed in the Income Statement.

The remaining results for the period represent incurred costs.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

r.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

s.	Tax on minimum presumed income

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

t.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) – Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of bonds in common stock (Note 13) - Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13) -Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of bonds in common stock (Note 13) - Fiscal Year 2007	99,144	99,144	99,144
Exercise of Warrants (Note13) -Fiscal Year 2007	99,144	99,144	99,144

Common and treasury stock at June 30, 2006	220,802,837	220,802,837	220,802,837

As of September 30, 2006, the capital authorized to be publicly offered is formed of 220,802,837 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS
At September 30, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Corn	16,486	—			439,662
Wheat	6,800	—			(199,813)

Sell
Corn	15,500	316,358	—	—	(225,817)
Soybean	10,000	306,400	—	—	120,262
Wheat	7,300	10,724	—	—	(8,765)
US$	—	—	—	—	66,833 (a)

Options
Purchase Call
Corn	20,447	—	357,109	282,535	(74,574)
Soybean	20,400	—	377,408	33,302	(344,106)
Wheat	4,080	—	124,092	101,055	(23,037)

Sell Call
Corn	20,320	—	(122,713)	(49,021)	73,692
Soybean	4,380	919	(38,407)	(31,097)	7,310
Wheat	4,080	—	(75,834)	(101,055)	(25,221)

Purchase Put
Corn	32,800	(453)	250,206	175,866	(74,340)
Soybean	4,080	—	32,747	35,599	2,852
Wheat	4,080	—	94,218	83,256	(10,962)

Sell Put
Corn	12,700	—	(143,548)	(76,596)	66,952
Soybean	5,780	—	(59,564)	(48,621)	10,943
Wheat	4,080	—	(68,940)	(83,256)	(14,316)

Total	193,313	633,948	726,774	321,967	(212,445)

(a)	Corresponds to a future of 11,531,340 dollars composed of: (i) US$ 5,108,210 and US$ 3,405,473 with Bank Río de la Plata due on 06/01/2007 and 06/05/2007 respectively, and (ii) US$ 3,017,657 with BankBoston due on 12/11/2006, The gains generated as of September 30, 2006 are shown within financial results of the income statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

Crops:

As of September 30, 2006 and 2005 the Company recognized a revenue of Ps. 185,200 (gain) and Ps. 188,514 (gain), respectively, to reflect the closing of the transactions carried out during those periods, These results are disclosed under the cost of sales of crops in a line of Schedule F.1.

At September 30, 2005 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Future
Purchase
Corn	3,810	—			(25,806)
Metals-Silver	195,000	—			381,812
Soybean	2,040	—			(88,756)

Sell
Corn	13,600	18,207			8,005
Soybean	26,100	754,290			515,345
Wheat	4,080	—			(73,597)

Options
Purchase Cell
Soybean oil	544		19,074	31,897	12,823
Soybean	12,800		314,432	207,531	(106,901)
Wheat	8,160		93,203	137,559	44,356

Sell Call
Soybean oil	544	—	(5,202)	(12,482)	(7,280)
Soybean	17,720	41,431	(197,676)	(183,162)	14,514
Wheat	8,160	—	(123,548)	(137,559)	(14,011)

Purchase Put
Corn	1,500	(434)	13,525	16,907	3,382
Soybean	15,700	(486,896)	504,450	666,983	162,533

Sell Put
Soybean oil	544	—	(12,138)	(6,587)	5,551
Corn	38,100	—	(415,438)	(1,026,799)	(611,361)
Soybean	12,020	19,166	(213,051)	(359,035)	(145,984)

Total	360,423	345,764	(22,369)	(664,747)	74,625

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S,A, (formerly called Consultores Asset Management S,A,), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments,

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements,

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No, 271 of Law No, 19,550,

On November 2003, Dolphin Fund Management S,A, was divided into two companies: Consultores Asset Management S,A, and Dolphin Fund Management S,A, As from that moment the management contract is held by Consultores Asset Management S,A,

The financial statements as of September 30, 2006 and 2005 include a charge in the Statement of Income of Ps. 214,464 and Ps.1,219,231 and a provision of Ps. 3,288,413 and Ps. 3,581,923 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of September 30, 2006:

	Cumulative tax loss carryforwards		Other	TOTAL
Initial Balance	1,893,068		145,436	2,038,504
Gain (Loss) Recognized	1,782,719	(1)	(107,629)	1,675,090
Closing Balance	3,675,787		37,807	3,713,594

(1)	The gain recognized is conformed by Ps. 1,794,918 for the current year and an adjustment of the previous year for differences between provision and tax return for (Ps. 12,199).

•	Deferred liabilities as of September 30, 2006:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial Balance	(27,120,281)	(16,237,592)	(554,754)	(43,912,627)
Gain (Loss) Recognized	56,897	(109,855)	83,718	30,760

Closing Balance	(27,063,384)	(16,347,447)	(471,036)	(43,881,867)

As of September 30, 2006, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 40,168,273.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is $ 16,355,089. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	281,623
2 years	231,524
3 years	124,984
over 3 years	2,748,665
no term	12,968,293
Total	16,355,089

Below there is a conciliation between the Income Tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2006	September 30, 2005
Net Income before income tax	221,127	16,535,888
Tax rate	35%	35%
Net income at tax rates:	77,394	5,787,561
Permanent differences at tax rate:
Restatement into constant currency	236,534	1,246,799
Donations	1,118	810
Loss from controlled and related companies	(2,125,286)	(1,568,763)
Personal asset tax	155,733	173,250
Miscellaneous permanent differences	(51,343)	(76,849)

Income tax	(1,705,850)	5,562,808

During this period the Income Tax rate was 35%. Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 3,675,787 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	1,718,015	2008
2005	162,854	2010
2007	1,794,918	2012

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred assets as of September 30, 2005:

	Cumulative tax loss carryforwards	Others	TOTAL
Initial Balance	2,367,216	494,355	2,861,571
Gain (Loss) Recognized	816,234	(345,891)	470,343
Closing Balance	3,183,450	148,464	3,331,914

•	Deferred liabilities as of September 30, 2005:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,009)	(14,240,940)	(2,730,064)	(1,271,064)	9,282	(40,847,795)
Gain (Loss) Recognized	(4,687,925)	14,943	(582)	(1,360,751)	—	(6,034,315)
Closing Balance	(27,302,934)	(14,225,997)	(2,730,646)	(2,631,815)	9,282	(46,882,110)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances at September 30, 2006 and 2005 and June 30, 2006 with Subsidiaries, related companies and related parties:

	September 30, 2006	June 30, 2006	September 30, 2005
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (US$)	1,150,549	386,779	3,260,731
Non-Current Investments
-Convertible Bonds 2007-IRSA (US$)	37,247,999	37,031,999	106,328,190
Current other receivables	3,608	—
Non-Current other receivables	117,623	150,353
Current Trade accounts payable	—	34,127	57,164

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	128,401	38,990	53,432
Non-Current other receivables	1,324,568	1,290,553	—
Current Trade accounts payable	—	—	—
Current Other debts	—	—	1,633,872
Non-Current Other debts	—	—	15,071

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	309,852	1,141,179	68,828
Current Other receivables	23,603	23,603	23,603
Current Other debts	—	—	—

Cactus Argentina S.A.(3)
Current Trade accounts receivable	—	—	244,722
Current Other receivables	386,537	383,303	340,235
Non-Current other receivables	13,838	16,706	—
Current Trade accounts payable	538,189	962,706	—

Agro-Uranga S.A.(3)
Current Other receivables	1,803,854	39,993	—
Current Trade accounts payable	—	—	20,315

Fundación IRSA (4)
Current Trade accounts payable	2,200,000	2,200,000	1,900,000

Inversora Bolívar (4)
Current Trade accounts payable	12,960	42,092	7,314

Alto Palermo S.A.(4)
Non-Current other receivables	484,330	584,704
Current Trade accounts payable	523,174	35,620	627,158

Alto City.Com S.A.(4)
Current Trade accounts payable	298	298	—

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances at September 30, 2006 and 2005 and June 30, 2006 with Subsidiaries, related companies and related parties (Continued):

	September 30, 2006	June 30, 2006	September 30, 2005
Brasil Agro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	593,313	559,088	—

Agropecuaria Cervera S.A.(4)
Current other receivables	26,514	5,512	—
Non-Current other receivables	6,194,427	2,501,462	—

Consultores Asset Management S.A.(4)
Management Fees	3,288,413	3,073,949	3,581,923

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	80,912	83,385	35,226

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	23,000	45,262	57,082

Directors (4)
Current other receivables	6,066		—
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G) Directors	3,222	1,083	2,998
Non-Current Loans
Convertible Bonds 2007 (Schedule G) Directors	104,294	103,690	97,776
Other current debts	63,000	46,800	3,393
Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G) Shareholders	1,435,153	482,985	2,137,568
Non-Current Loans
Convertible Bonds 2007 (Schedule G) Shareholders	46,461,793	46,243,210	69,703,303

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended at September 30, 2006 and 2005,

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
Shareholders	2006	—	—	—	—	—	—	—	—
	2005	—	(1,389,339)	—	—	—	—	—	—
Agro-Uranga S.A.	2006	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	106,780
Alto Palermo S.A.	2006	(669,178)	—	—	—	—	—	—	—
	2005	(11,166)	—	—	—	—	—	—	—
Consultores Asset Management	2006	—	—	—	(214,464)	—	—	—	—
	2005	—	—	—	(8,533,213)	—	—	—	—
Cactus Argentina S.A.	2006	—	—	—	—	(1,077,503)	(7,315)	29,280	2,220
	2005	—	—	—	—	(898,660)	(13,571)	84,320	4,440
Directors	2006	—	—	(88,375)	—	—	—	—	—
	2005	—	(2,004)	(1,675,051)	(23,000)	—	—	—	—
Estudio Zang, Bergel & Viñes	2006	—	—	—	(61,639)	—	—	—	—
	2005	—	—	—	(69,557)	—	—	—	—
Fundación IRSA	2006	—	—	—	—	—	—	—	600,000
	2005	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2006	—	—	—	—	—	—	41,101
	2005	—	—	—	—	—	—	41,100	(18,901)
Inversiones Ganaderas S.A.	2006	—	—	—	—	—	34,015	6,634	(405,260)
	2005	—	(28,410)	—	—	—	—	23,077	(10,098)
Agropecuaria Cervera S.A.	2006	—	—	—	—	—	112,964	—	—
	2005	—	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2006	—	—	—	—	—	—	—	(35,795)
	2005	—	—	—	—	—	—	—	(25,798)
IRSA Inversiones y Representaciones S.A.	2006	(2,174)	—	—	—	—	761,515	—	—
	2005	(3,312)	—	—	—	—	2,182,411	—	—
Credits to employees	2006	—	—	—	—	—	1,711	—	—
	2005	—	—	—	—	—	763	—	—
Senior Management	2006	—	—	(145,713)	—	—	—	—	—
	2005	—	—	(194,150)	—	—	—	—	—

Total 2006		(671,351)	—	(234,088)	(276,103)	(1,077,503)	902,890	77,015	161,165

Total 2005		(14,478)	(1,419,753)	(1,869,201)	(8,625,770)	(898,660)	2,169,603	148,497	56,423

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Cash	30,508	39,334	28,748
Foreign currency (Schedule G)	79,634	91,649	74,324
Patacones currency	—	—	39
Local currency checking account	248,383	482,584	587,596
Patacones currency checking account	—	—	22
Foreign currency checking account (Schedule G)	44,786	23,728,848	232,234
Local currency saving account	21,627	106,504	16,174
Foreign currency saving account (Schedule G)	33,880	6,367	5,983,908
Checks to be deposited	3,923	145,277	1,227,876

	462,741	24,600,563	8,150,921

b.	Investments and Goodwill

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Investment
Investment (Schedule C and G)	31,922,085	4,889,005	35,216,164

	31,922,085	4,889,005	35,216,164

Investment
Investment on controlled and related companies (Notes 17 and 19 and Schedule C)	495,674,051	489,669,438	305,970,911

	495,674,051	489,669,438	305,970,911

Other investments
Other investments (Schedules C and G)	37,268,716	37,052,716	106,348,907

	37,268,716	37,052,716	106,348,907

Goodwill
Goodwill (Schedule C)	(75,222,927)	(76,825,838)	(29,060,111)

	(75,222,927)	(76,825,838)	(29,060,111)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Accounts receivable in local currency	6,642,090	7,641,236	6,381,915
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)	(356,214)
Accounts receivable in foreign currency (Schedule G)	—	3,170	679,917
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	128,304	38,990	53,432
Futuros y Opciones.Com S.A.	309,852	1,141,179	68,828
Cactus Argentina S.A.	—	—	244,722

	6,707,887	8,449,745	7,072,600

d.	Other receivables

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Prepaid leases	10,878,393	8,836,242	8,171,554
Income tax credit and advances (net of accrual) (1)	6,180,167	3,880,156	2,336
Guarantee deposits and premiums (Schedule G)	1,400,153	1,434,978	2,094,573
Secured by mortgage (Schedule G)	2,780,848	3,497,490	5,885,349
Prepaid expenses	126,450	298,282	492,488
Tax prepayments (net of accruals)	1,725,497	2,023,789	3,104,805
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	386,537	383,303	340,235
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	26,514	5,512	—
IRSA Inversiones y Representaciones S.A.	3,608	—	—
Agro-Uranga S.A.	1,803,854	39,993	—
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	593,313	559,088	—
Credits to employees	80,912	83,385	35,226
Shareholders	6,066	—	—
Others (Schedule G)	240,280	199,857	560,120

	26,256,195	21,265,678	20,710,289

Non-current
Secured by mortgage (Schedule G)	6,127,975	8,265,284	6,689,345
Income tax prepayments, VAT and others	25,738,067	24,351,881	6,368,561
Tax on Minimum Presumed Income	3,349,087	2,316,812	962,471
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,324,568	1,290,553	—
Cactus Argentina S.A.	13,838	16,706	—
Agropecuaria Cervera S.A	6,194,427	2,501,462	—
Alto Palermo S.A. (Schedule G)	484,330	584,704	—
IRSA Inversiones y representaciones S.A (Schedule G)	117,623	150,353	—
Prepaid leases	118,495	13,924	75,915
Others (Schedule G)	69,190	83,529	—

	43,537,600	39,575,208	14,096,292

(1)	Accrual for income tax amounts to Ps 1,672,824, Comparative figures are presented in Taxes Payable

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Livestock	8,641,758	9,505,196	12,815,143
Crops	3,974,071	10,550,495	17,146,003
Unharvested crops	6,120,358	1,662,592	4,804,143
Seeds and fodder	703,224	770,647	317,075
Materials and others	7,527,922	4,389,704	4,553,812
Advances to suppliers	337,361	348,647	928,065

	27,304,694	27,227,281	40,564,241

Non-Current
Livestock	57,970,378	59,330,235	50,557,754

	57,970,378	59,330,235	50,557,754

f.	Trade accounts payable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Suppliers in local currency	4,637,711	4,767,504	2,279,225
Suppliers in foreign currency (Schedule G Note 11) (1)	7,430,641	10,913,582	27,544,299
Interest to be accrued (2)	—	(112,863)	(1,607,665)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	12,960	42,092	7,314
Alto Palermo S.A.	523,174	35,620	627,158
Alto City.Com S.A.	298	298	—
IRSA Inversiones y Representaciones S.A.	—	34,127	57,164
Cactus Argentina S.A.	538,189	962,706	—
Estudio Zang, Bergel & Viñes	23,000	45,262	57,082
Fundación IRSA	2,200,000	2,200,000	1,900,000
Agro-Uranga S.A.	—	—	20,315
Accrual for other expenses (Schedule G)	7,193,718	4,993,069	2,960,916
Accrual for cereal expenses	—	45,727	—

	22,559,691	23,927,124	33,845,808

Non-Current
Accrual for other expenses (Schedule G)	691,900	835,292	—

	691,900	835,292	—

(1)	Includes as of September 30, 2006 US$ 1,449,726 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Local financial loans (Note 17)	76,939,516	65,605,326	4,962,400
Convertible Bonds 2007 Interest payable (Schedule G)	984,885	332,179	1,428,341
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	1,435,153	482,985	2,137,568
Directors	3,222	1,083	2,998

	79,362,776	66,421,573	8,531,307

Non-Current
Foreign Financial Loans (Notes 17 and 19 and Schedule G)	23,900,800	20,367,600	—
Convertible Bonds 2007 (Schedule G)	31,884,763	31,804,384	46,576,316
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	46,461,793	46,243,210	69,703,303
Directors	104,294	103,690	97,776
Convertible Bonds 2007 expenses	(343,919)	(421,929)	(1,028,551)

	102,007,731	98,096,955	115,348,844

h.	Salaries and social security payable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Accrual for Vacation and statutory annual bonus	705,263	1,653,322	531,486
Social security taxes payable	532,478	210,397	206,125
Salaries payable	139,406	36,479	143,183
Health care payable	15,263	20,371	4,133
Others	8,125	10,048	4,788

	1,400,535	1,930,617	889,715

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Accrual for income tax	—	15,346	24,772,007
Advances to Income tax	—	—	(5,773,267)
Tax on Minimum Presumed Income (Note 2.s.)	3,349,087	2,316,812	—
Property tax payable	268,475	228,778	125,332
Taxes withheld for income tax	346,198	109,980	412,567
Gross sale tax payable	17,957	18,218	—
Taxes withheld-Value Added Tax	95,855	231,654	15,102
Others (1)	445,540	588	521,911

	4,523,112	2,921,376	20,073,652

Non-Current
Deferred tax	40,168,273	41,874,123	43,550,196
Tax on Minimum Presumed Income (Note 2.s.)	—	—	962,471

	40,168,273	41,874,123	44,512,667

(1)	Includes shareholders personal assets tax.

j.	Other debts

	September 30, 2006 Pesos	June 30, 2006 Pesos	September 30, 2005 Pesos
Current
Management fees accrual (Note 5)	3,288,413	3,073,949	3,581,923
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	1,633,872
Directors	63,000	46,800	3,393
Others	20,299	163,907	20,299

	3,371,712	3,284,656	5,239,487

Non-current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	15,071

	—	—	15,071

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a)	Assets based on their estimated collection term ( in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	3,260,731	—	—	7,072,600	—	—	6,245,002
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	4,553,249
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	8,449,745	—	—	6,018,833	1,672,336
2nd quarter 2007/2006 financial period	1,150,549	386,779	—	6,707,887	—	—	8,671,470	335,871	—
3th quarter 2007/2006 financial period	—	—	—	—	—	—	800,745	4,643,977	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	336,917	335,871	—
1st quarter 2008/2007 financial period	—	—	—	—	—	—	2,653,937	2,173,309	1,672,336
2nd quarter 2008/2007 financial period	37,247,999	37,031,999	106,328,190	—	—	—	—	—	—
3th quarter 2008/2007 financial period	—	—	—	—	—	—	430,479	427,951	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,186,151	2,173,309	1,672,336
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,755,672	1,745,358	1,672,336
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,755,673	1,745,357	1,672,336
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	30,771,536	4,512,226	31,955,433	—	—	—	13,793,126	9,931,126	8,239,702
With no stated non-current term	20,717	20,717	20,717	—	—	—	37,409,625	31,309,924	7,406,948

Total	69,190,801	41,951,721	141,565,071	6,707,887	8,449,745	7,072,600	69,793,795	60,840,866	34,806,581

b)	Assets classified according to their interest rate ( in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
At fixed interest rate	37,247,999	37,031,999	106,328,190	—	—	—	9,121,259	11,237,071	12,455,666
At variable interest rate	30,771,536	4,512,226	31,955,433	—	—	—	7,281,402	4,270,361	2,413,070
Non-interest bearing	1,171,266	407,496	3,281,448	6,707,887	8,449,745	7,072,600	53,391,134	45,333,454	19,937,845

Total	69,190,801	41,951,721	141,565,071	6,707,887	8,449,745	7,072,600	69,793,795	60,840,886	34,806,581

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:	(Continued)

Liabilities based on their estimated payment term:

Base don their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
4th quarter 2005/2004	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005	—	—	14,924,308	—	—	8,531,307	—	—	649,236
3th quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	—	—	240,479
1st quarter 2007/2006	—	23,927,124	18,921,500	—	13,935,806	—	—	1,699,565	—
2nd quarter 2007/2006	22,559,691	—	—	351,217	816,247	—	1,169,491	231,052	—
3th quarter 2007/2006	—	—	—	15,763,224	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
1st quarter 2007/2008	—	—	—	—	—	—	231,044	—	—
2nd quarter 2007/2008	—	—	—	78,106,931	77,729,355	115,348,844	—	—	—
2nd quarter 2008/2007	—	—	—	23,900,800	20,367,600	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	63,248,335	51,669,520	—	—	—	—
With no stated non-current term	691,900	835,292	—	—	—	—	—	—	—

Total	23,251,591	24,762,416	33,845,808	181,370,507	164,518,528	123,880,151	1,400,535	1,930,617	889,715

Base don their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
4th quarter 2005/2004	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005	—	—	20,073,652	—	—	5,239,487	—	—	—
3th quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	589,218	—	—	112,870	—	—	—	—
2nd quarter 2007/2006	4,523,112	2,332,158	962,471	16,942	97,837	15,071	—	—	—
3th quarter 2007/2006	—	—	—	66,357	—	—	—	—	—
4th quarter 2007/2006	—	—	—	3,288,413	3,073,949	—	—	—	—
1st quarter 2007/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	40,168,273	41,874,123	43,550,196	—	—	—	45,216	69,343	65,871

Total	44,691,385	44,795,499	64,586,319	3,371,712	3,284,656	5,254,558	45,216	69,343	65,871

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
At fixed interest rate	4,499,950	6,720,357	18,915,000	179,291,166	164,124,210	121,339,795	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	18,751,641	18,042,059	14,930,808	2,079,341	394,318	2,540,356	1,400,535	1,930,617	889,715

Total	23,251,591	24,762,416	33,845,808	181,370,507	164,518,528	123,880,151	1,400,535	1,930,617	889,715

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	June 30, 2006	September 30, 2005
At fixed interest rate	—	—	—	—	—	1,558,734	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	44,691,385	44,795,499	64,586,319	3,371,712	3,284,656	3,695,824	45,216	69,343	65,871

Total	44,691,385	44,795,499	64,586,319	3,371,712	3,284,656	5,254,558	45,216	69,343	65,871

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution No.368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital,

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba, The agreed sale price was US$ 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos, The purchase price was US$ 16,000,000. This purchase generated a debt of US$ 6,500,000. On December 14, 2005 US$ 4,000,000 were paid and on September 1, 2006 US$ 720,000 were paid.

NOTE 12:	INVESTMENTS IN COMPANIES

a)	Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

As considerations for the exchange referred to above, the actions that follow were effected:

•	Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•	The Company paid the amount of pesos Nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

b)	BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission. The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe). As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of September 30, 2006, the Company has not registered any value for the holding of such options.

In order to finance the investment in Brazil, on May 2, 2006, Cresud S.A.C.I.F. y A. obtained a US$ 8 million loan from Credit Suisse, for a 30 months term accruing interest at the three months LIBOR rate plus 375 basic points. This loan had been initially secured by means of a swap operation with Convertible Negotiable Obligations of IRSA in a total amount of US$ 10 million, which were later replaced by 1,834,860 ADRs of IRSA plus an amount in US dollars that fluctuates according to IRSA´s share price. As of September 30, 2006, the amount of US$ 0.3 million had been deposit to such purpose. In addition, to complete its investment, Cresud used short-term loans and own funds (Note 19)

This transaction has a distinctive feature such being the most eloquent expression of our Group returning to the capitals market with the purpose of newly expanding our business and of diversifying our portfolio on an international basis.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

BrasilAgro has acquired two first properties in the first quarter of fiscal year 2007.

The country estate called “Sao Pedro” located in Chapadao do Sul (MS) covering 2,443 hectares was purchased for U$S 4.7 million. This country estate is located 1,000 km far from one of the main ports, and it was acquired at a significant lesser price than the average in the region. The area´s potential production is 1,740 hectares and we believe that the land will be highly appreciated due to the sugar cane installations estimated in the region.

The country estate “Cremaq” is located in Bahia Grande do Riberio (Piaui). This property was acquired for U$S 19.7 million and it covers 23,375 hectares, 3,000 of which are already in production and 16,000 hectares have been cleared. The estimated production area will probably cover 23,000 hectares. “Cremaq” is close to the Itaqui port and to the Norte-Sul railway. Both the weather and the landscape are highly attractive for sowing, especially soy, corn and cotton. This land was also acquired at a lesser price than the average of the area and it has a high appreciation potential.

NOTE 13:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-month LIBOR rate per annum.

In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	(Continued)

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS)

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 convertible bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 convertible bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 convertible bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the fiscal year ended on June 30, 2006, 14,803,084 convertible bonds were converted into 29,151,389 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 45,108,945. In the same period, 14,557,910 warrants were exercised, resulting in the issuance of 28,668,581 common shares for Ps. 53,587,195.

During the current fiscal year 50,346 Convertible Bonds were converted into 99,144 ordinary shares, which resulted in a Ps. 156,269 increase in the Company’s net shareholders’ equity. During the same period 50,346 warrants were exercised, resulting in the issuance of 99,144 ordinary shares for Ps. 187,509.

NOTE 15:	PURCHASE AND SALE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002. Convertible bonds and options are due on November 14, 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	(Continued)

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps. 1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps. 1 each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each.

During this fiscal year, third party holders of IRSA`s Convertible Bonds exercised their conversion and warrants rights for a total of Ps. 72.5 million, resulting in the issuance of 39,726,997 common shares of Ps. 1 par value each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 12.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.p).

During the fiscal year ended on June 30, 2006, the Company converted 20,958,011 Convertible Negotiable Obligations into 38,455,065 common shares, still remaining a stock of Negotiable Obligations convertible into common shares of IRSA as of closing for US$ 12,000,000.

Likewise, during the current period the Company has not converted any of the Convertible Negotiable Obligations to common shares and as of the end of the period still remain US$ 12,000,000 of IRSA Negotiable Obligations convertible.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16:	INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AS OF JUNE 30, 2006

With respect to the IRSA investment in the related company BHSA of $ 152,772,000 as of June 30, 2006 with a holding of 11.76%, were report the following:

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) at a price per share of US$ 4.57 (market value), in a total amount of US$ 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000.

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of year-end, the total shareholding in Banco Hipotecario is 10,141,015.

COMPENSATIONS BY THE NATIONAL GOVERNMENT TO FINANCIAL ENTITIES AS A RESULT OF THE ASYMMETRIC “PESIFICATION”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree 905 - Compensation to Financial Entities, as follows:

•	National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0.40, translated at $ 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012 respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of September 30, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16:	(Continued)

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to $ 3,515,250. On the other hand, liabilities to the Argentine Central Bank recorded as of September 30, 2006 amount to $ 166,931 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to $ 3,348,319 and $ 2,584,169 as of September 30, 2006 and September 30, 2005, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the Public Sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 39% and 49%, approximately, of Assets as of September 30, 2006 and 2005, respectively), as of January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 17:	FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of September 30, 2006 our debt, without considering our convertible negotiable obligations, amounts to Ps. 100.8 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 23.9 million (Note 12) and Ps. 13.3 million to finance our crop production, the remaining balance, Ps. 63.6 million, are concentrated in the short-term.

Our aim for next year will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or due to exercising options adhered to our convertible negotiable obligations.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:	(Continued)

The chart that follows discloses our Company debt as of September 30, 2006:

Bank	Currency	Total (Millions)	Term
Short-term	Ps.	63.6	Up to 270 days
Crop production financing	Ps.	13.3	Up to 182 days
Long-term	Ps.	23.9	2.5 years

NOTE 18:	IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A. deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A. repaid the deferred amount, for the sum of Ps. 249,317. To date it has still not made use of the remaining sums available under the project.

NOTE 19:	RESTRICTED ASSETS

As of June 30, 2006, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans, as well as bank deposits in floating guarantee for US$ 300,000 respectively, which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 20:	SUBSEQUENT EVENTS

During the Company´s Ordinary and Extraordinary Meeting of Shareholders held on October 31, 2006 the following issues, among other, referred to the agenda were approved by the majority stockholders:

•	The Annual Report and the financial statements as of June 30, 2006.

•	The appropriation of a cash dividend for up to Ps. 5,500,000 minus the amount equivalent to 5% for Legal Reserve.

•	The creation of a global program for issuing simple negotiable bonds, non-convertible into shares, with or without guarantee or guaranteed by third parties, in a maximum outstanding amount at any time of up to U$S 50,000,000 (US dollars fifty million) or its equivalent in other currencies, in conformity with the dispositions of the negotiable bonds law number 23,567 and addenda.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the three-month periods ended September 30, 2006 and 2005 and year ended June 30, 2006

(Notes 1 and 2)

Schedule A

Principal Account					Depreciation					Net carrying Value at September 30 2006 Pesos	Net carrying Value at June 30, 2006 Pesos	Net carrying Value at September 30 2005 Pesos
	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/ year Pesos	Rate %	Accumulated at the beginning of the period/ year Pesos	Decrease of the Period/ year Pesos	Current period Pesos	Accumulated at the end of the period/ year Pesos
Real estate	151,024,186	—	—	151,024,186	—	—	—	—	—	151,024,186	151,024,186	164,665,789
Wire fences	3,687,149	—	—	3,687,149	3	748,749	—	37,202	785,951	2,901,198	2,938,400	2,897,820
Watering troughs	3,353,328	—	—	3,353,328	5	997,004	—	41,323	1,038,327	2,315,001	2,356,324	1,849,829
Alfalfa fields and meadows	2,814,822	—	—	2,814,822	12-25-50	1,071,596	—	138,384	1,209,980	1,604,842	1,743,226	985,393
Buildings and constructions	29,376,727	124,011	—	29,500,738	2	2,545,563	—	149,997	2,695,560	26,805,178	26,831,164	3,687,421
Machinery	10,402,597	448,699	—	10,851,296	10	6,903,504	—	230,668	7,134,172	3,717,124	3,499,093	3,357,647
Vehicles	2,179,159	46,620	97,728	2,128,051	20	1,130,562	97,728	96,021	1,128,855	999,196	1,048,597	627,303
Tools	196,306	589	—	196,895	10	150,643	—	2,747	153,390	43,505	45,663	50,724
Furniture and equipment	1,128,401	15,997	2,632	1,141,766	10	788,828	1,913	26,462	813,377	328,389	339,573	366,856
Corral and leading lanes	820,223	38,998	—	859,221	3	131,905	—	7,756	139,661	719,560	688,318	510,382
Roads	2,073,669	1,500	—	2,075,169	10	806,116	—	80,363	886,479	1,188,690	1,267,553	310,528
Facilities	12,476,589	23,056	—	12,499,645	10-20-33	5,731,047	—	293,050	6,024,097	6,475,548	6,745,542	6,617,931
Computer equipment	1,159,824	220,944	—	1,380,768	20	810,047	—	54,457	864,504	516,264	349,777	302,076
Silo plants	1,096,519	—	—	1,096,519	5	406,464	—	14,922	421,386	675,133	690,055	734,820
Constructions in progress	8,299,815	3,976,403	37,282	12,238,936	—	—	—	—	—	12,238,936	8,299,815	13,167,965
Advances to suppliers	204,572	77,237	—	281,809	—	—	—	—	—	281,809	204,572	261,786

Total at September 30, 2006	230,293,886	4,974,054	137,642	235,130,298		22,222,028	99,641	1,173,352	23,295,739	211,834,559

Total at June 30, 2006	177,353,527	75,633,293	22,692,934	230,293,886		19,271,508	1,608,274	4,558,794	22,222,028		208,071,858

Total at September 30, 2005	177,353,527	49,291,914	6,740,856	219,904,585		19,271,508	581,012	819,819	19,510,315			200,394,270

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

For the three-month periods ended September 30, 2006 and 2005 and year ended June 30, 2006

(Notes 1, 2 and 3)

Schedule B

				Depreciation
Principal Account	Value at the beginning of the year Pesos	Additions Of the Year Pesos	Value at the end of the year Pesos	Accumulated at the beginning of the year Pesos	Of the Year		Accumulated at the end of the year Pesos	Net carrying value as of September 30, 2006 Pesos	Net carrying value as of June 30, 2006 Pesos	Net carrying value as of September 30, 2005 Pesos
					Rate %	Current year Pesos
Concessions rights	21,910,761		21,910,761	—		—	—	21,910,761	21,910,761	—
Total as of September 30, 2006	21,910,761	—	21,910,761	—		—	—	21,910,761	—	—
Total as of June 30, 2006	—	21,910,761	21,910,761	—		—	—	—	21,910,761	—
Total as of September 30, 2005	—	—	—	—		—	—	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

For the three-month periods ended September 30, 2006 and 2005 and year ended June 30, 2006

(Notes 1 and 2)

Schedule C

						INFORMATION ON THE ISSUER
Securities	Amount	Value at September 30, 2006 Pesos	Value at June 30, 2006 Pesos	Value at September 30, 2005 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the fiscal period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund	8,634,073	26,454,800	54,906	27,304,412	3.064000

		26,454,800	54,906	27,304,412

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S,A,		1,150,549	386,779	3,260,731
Bonos Global 2010	110,000	101,061	92,510	105,232	0.918740
Bocon Pro 1	157,647	630	630	630	0.004000
Nobacs	3,000,000	3,011,392	3,030,000	2,985,000	1.003797
Raymond James – Interest of Bonds	11,046	—	—	11,046	1.000000
Mortgage Bonds	1,247,309	1,203,653	1,334,180	1,549,113	0.965000

		5,467,285	4,844,099	7,911,752

Total current investments		31,922,085	4,899,005	35,216,164

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	162,141	10,376,462
Shares	893,069	3,698,904	5,465,153	5,336,798
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		14,885,919	16,652,168	16,523,813

INVERSIONES GANADERAS S.A.
Shares	11,668,569	10,243,892	10,669,399	10,925,951	Unlisted	Rising and grazing cattle	11,668,570	(425,508)	10,243,914
Contribution on account of future subscriptions of shares		—	—	729,586

		10,243,892	10,669,399	11,655,537

CACTUS ARGENTINA S.A.
Shares	4,337,175	4,462,408	4,431,650	4,434,429	Unlisted	Exploitation and administration of	8,674,350	61,515	8,924,815
Contribution on account of future subscriptions of shares		—	—	—		Agriculture and beef cattle

		4,462,408	4,431,650	4,434,429		products

FUTUROS Y OPCIONES.COM S.A.
Shares	252,656	679,230	886,312	573,538	Unlisted	Gives information about markets and	360,937	(295,832)	1,570,328
Contribution on account of future subscriptions of shares		420,000	420,000	—		And services of economics and

		1,099,230	1,306,312	573,538		Financial consulting through Internet

AGROPECUARIA CERVERA S.A.
Shares	36,000	3,628,285	3,725,535	—	Unlisted	Agricultural and forestal	40,000	(108,056)	5,326,177
Contribution on account of future subscriptions of shares		1,165,273	1,165,273	—

		4,793,558	4,890,808	—

IRSA Inversiones y Representaciones S.A.							437,554,373	15,618,871	1,505,402,422
Shares (Note 14)	116,305,767	400,149,089	396,839,494	272,783,594	3,96	Real Estate

		400,149,089	396,839,494	272,783,594

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	42,705	60,039,955	54,879,607	—	1000	Agricultural and Real Estate	875,381,000	17,819,000	821,340,000

		60,039,955	54,879,607	—

	Sub-Total	495,674,051	489,669,438	305,970,911

Other Investments
Convertible Bonds 2007—IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	12,000,000	37,247,999	37,031,999	106,328,190
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	37,268,716	37,052,716	106,348,907

Goodwill
IRSA negative goodwill		(75,222,927)	(76,825,838)	(29,060,111)

	Subtotal	(75,222,927)	(76,825,838)	(29,060,111)

Total non-current investments		457,719,840	449,896,316	383,259,707

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the period/year Pesos	Increases (1) Pesos	Decreases Pesos	Applications Pesos	Value at September 30, 2006 Pesos	Value at June 30, 2006 Pesos	Value at September 30, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830	356,214
Included in liabilities
For pending lawsuits	69,343	—	(24,127)	—	45,216	69,343	65,871

Total at September 30, 2006	444,173	—	(24,127)	(2,471)	417,575	—	—

Total at June 30, 2006	422,085	22,088	—	—	—	444,173	—

Total at September 30, 2005	387,067		(2,826)	(38,532)	—	—	345,709

(1)	Increases are shown in financial results within the Statement of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

For the three-month periods ended September 30, 2006 and 2005

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos	September 30, 2005 Pesos	September 30, 2006 Pesos		September 30, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	59,445,800	55,019,469	—	—	—	—	59,445,800		55,019,469
Crops	10,550,495	24,930,778	—	—	—	—	—	—	10,550,495		24,930,778
Unharvested crops	—	—	—	—	—	—	—	—	—		—
Seeds and fodder	478,313	128,575	—	—	—	—	—	—	478,313		128,575
Materials and others	—	—	—	—	—	—	127,024	190,843	127,024		190,843

	11,028,808	25,059,353	59,445,800	55,019,469	—	—	127,024	190,843		70,601,632		80,269,665
Holding gain - Cattle	—	—	969,321	1,078,166	—	—	—	—		969,321		1,078,166
Holding gain - Crops	722,475	994,786	—	—	—	—	—	—		722,475		994,786
Production	597,946	378,351	3,082,732	5,239,053	2,062,205	1,974,190	—	—		5,742,883		7,591,594
Gain (loss) on commodities market	(185,200)	(188,514)	—	—	—	—	—	—		(185,200)		(188,514)
Transfer of inventories to expenses	—	—	—	—	—	—	—	—		—		—
Transfer of inventories to fixed assets			—	—	—	—	(67,111)	(30,770)		(67,111)		(30,770)
Transfer of unharvested crops to expenses	(1,496,929)	(1,701,416)	(940)	—	—	—	(130,249)	(106,578)		(1,628,118)		(1,807,994)
Recovery of inventories	—	—	89,717	81,571	—	—	—	—		89,717		81,571
Purchases	1,095,014	1,382,777	1,954,852	2,223,394	—	—	178,632	141,595		3,228,498		3,747,766
Operating expenses (Schedule H)	—	—	—	—	—	—	4,536	6,187		4,536		6,187
Less:
Inventories at the end of the period
Beef cattle	—	—	(57,225,175)	(55,114,364)	—	—	—	—	(57,225,175)		(55,114,364)
Crops	(3,974,071)	(17,146,003)	—	—	—	—	—	—	(3,974,071)		(17,146,003)
Unharvested crops	—	—	—	—	—	—	—	—	—		—
Seeds and fodder	(556,844)	(73,439)	—	—	—	—	—	—	(556,844)		(73,439)
Materials and others	—	—	—	—	—	—	(101,461)	(200,767)	(101,461)	(61,857,551)	(200,767)	(72,534,573)

Cost of Sales	7,231,199	8,705,895	8,316,307	8,527,289	2,062,205	1,974,190	11,371	510		17,621,082		19,207,884

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

For the three-month periods ended September 30, 2006 and 2005

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30 2006 Pesos	September 30 2005 Pesos	September 30 2006 Pesos	September 30 2005 Pesos	September 30 2006 Pesos	September 30 2005 Pesos	September 30, 2006 Pesos		September 30, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	—	9,389,631	6,823,744	9,389,631		6,823,744
Crops	—	—	—	—	—	—	—	—	—
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	—	119,865	65,430	4,262,680		3,833,815

	5,805,407	4,594,721	168,766	172,941	9,633,064	6,906,827		15,607,237		11,674,489
Holding gain	—	—	—	—	(8,077)	375,118		(8,077)		375,118
Gain (loss) on commodities market	—	—	—	—	—	—	—	—	—	—
Transfer of inventories to expenses	—	—	—	—	—	—	—	—	—	—
Transfer of inventories to fixed assets	—	—	—	—	—	—	—	—	—	—
Transfer of unharvested crops to expenses	(3,319,132)	(2,944,376)	(172,129)	(79,120)	(465,920)	(245,558)		(3,957,181)		(3,269,054)
Recovery of inventories	—	—	—	—	(89,717)	(81,571)		(89,717)		(81,571)
Purchases	10,072,839	7,157,692	—	—	767,032	1,659,354		10,839,871		8,817,046
Operating expenses (Schedule H)	1,860,535	1,113,326	3,864,819	4,008,358	2,094,869	1,271,581		7,280,223		6,393,265
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(9,386,961)	(8,258,533)	(9,386,961)		(8,258,533)
Crops	—	—	—	—	—	—
Unharvested crops	(6,120,358)	(4,804,143)	—	—	—	—	(6,120,358)		(4,804,143)
Seeds and fodder	—	—	(2,890)	(146,431)	(143,490)	(97,205)	(146,380)		(243,636)
Materials and others	(7,238,730)	(4,205,003)	—	—	(187,731)	(148,042)	(7,426,461)	(23,080,160)	(4,353,045)	(17,659,357)

Cost of Production	1,060,561	912,217	3,858,556	3,955,748	2,213,069	1,381,971		7,132,196		6,249,936

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule G

	September 30, 2006				June 30, 2006			September 30, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	51,461	3.064	157,678	US$	7,821,715	23,824,945	US$	2,191,800	6,290,466
Cash and banks in brazilian reais		Rs 463	1.343	622		Rs 1,489	1,919		—	—
Investments:
Mutual funds	US$	8,634,073	3.064	26,454,800	US$	18,026	54,906	US$	9,513,732	27,304,412
Interest from IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	370,667	3.104	1,150,549	US$	125,333	386,779	US$	1,120,526	3,260,731
Trade accounts receivable:
Trade accounts receivable	US$	—	3.064		US$	1,041	3,170	US$	236,905	679,917
Other receivables:
Secured by mortgages	US$	907,587	3.064	2,780,848	US$	1,148,224	3,479,490	US$	2,050,644	5,885,349
Guarantee deposits	US$	456,969	3.064	1,400,153	US$	471,102	1,434,978	US$	729,816	2,094,573
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A	US$	3,184	3.104	9,884	US$	4,140	12,775
Others	US$	15,922	3.104	49,421	US$	20,698	63,875
Non-Current Assets
Other receivables
Secured by mortgages	US$	1,999,992	3.064	6,127,975	US$	2,713,488	8,265,284	US$	2,330,782	6,689,345
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A	US$	156,034	3.104	484,330	US$	189,470	584,704
IRSA Inversiones y Representaciones S.A.	US$	37,894	3.104	117,623	US$	48,721	150,353
Others	US$	22,291	3.104	69,190	US$	27,067	83,529
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.104	37,247,999	US$	12,000,000	37,031,999	US$	36,538,897	106,328,190

US$	US$	24,656,074		76,050,450	US$	24,589,025	75,394,787	US$	54,713,102	158,532,983

Rs		Rs 463		662		Rs 1,489	1,919

Total Assets				76,051,072			75,396,706			158,532,983

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the three-month periods ended September 30, 2006 and 2005 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule G (Cont)

	September 30, 2006				June 30, 2006			September 30, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	2,393,892	3.104	7,430,641	US$	3,536,482	10,913,582	US$	9,465,395	27,544,299
Interest to be accrued	US$	—	3.104	—	US$	(36,573)	(112,863)	US$	(552,462)	(1,607,665)
Accrual for other expenses	US$	1,534,995	3.104	4,764,624	US$	862,487	2,661,634	US$	907,443	2,640,659
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	—	—	US$	1,432	4,168
Alto Palermo S.A.	US$	—		—	US$	—	—	US$	113,880	331,392
Loans:
Local banks	US$	4,297,669	3.104	13,339,964	US$	4,399,210	13,575,961	US$
Interest of Convertible Bonds 2007	US$	317,295	3.104	984,885	US$	107,641	332,179	US$	490,839	1,428,341
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	462,356	3.104	1,435,153	US$	156,508	482,985	US$	734,559	2,137,568
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	—	—	US$	1,030	2,998
Alto Palermo S.A	US$	—		—	US$	—	—	US$	—	—
Directors	US$	1,038	3.104	3,222	US$	351	1,083	US$	—	—
Other debts:
Security transactions payable	US$	—		—	US$	—	—	US$	—	—
Advances to customers	US$	—		—	US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	222,906	3,104	691,900	US$	270,671	835,292	US$	—	—
Loans:
Foreign Banks	US$	7,700,000	3.104	23,900,800	US$	6,600,000	20,367,600	US$	—	—
Convertible Bonds 2007	US$	10,272,153	3.104	31,884,763	US$	10,306,022	31,804,384	US$	16,005,607	46,576,316
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	14,968,361	3.104	46,461,793	US$	14,984,838	46,243,210	US$	23,953,025	69,703,303
Directors	US$	33,600	3.104	104,294	US$	33,600	103,690	US$	33,600	97,776

Total Liabilities	US$	42.204.265		131.002.039	US$	41,221,237	127,208,737	US$	51,154,348	148,859,155

US$: US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the three-month periods ended September 30, 2006 and 2005

(Notes 1 and 2)

Schedule H

Items	Total September 30, 2006	Operating Expenses					Expenses		Total September 30, 2005 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	70,200	—	—	—	—	—	—	70,200	23,000
Fees and payments for services	1,093,712	105,332	10,484	52,002	42,846	—	—	988,380	537,334
Salaries and wages	1,608,318	813,301	158,350	430,696	224,255	—	—	795,017	1,582,711
Social security taxes	571,433	143,363	68,068	62,830	12,465	—	—	428,070	270,655
Taxes, rates and contributions	306,752	94,474	59,946	23,629	13,899	—	180,890	31,388	202,557
Office and administrative expenses	263,311	—	—	—	—	—	—	263,311	93,642
Bank commissions and expenses	4,188	4,188	686	3,231	271	—	—	—	2,184
Depreciation of fixed assets	1,173,352	1,075,181	598,053	337,735	136,228	3,165	—	98,171	819,819
Vehicle and traveling expenses	268,156	119,544	47,467	64,482	7,595	—	—	148,612	155,500
Spare parts and repairs	321,584	321,584	156,570	128,395	36,619	906	—	—	249,406
Insurance	54,625	10,687	4,411	5,020	350	—	—	43,938	64,986
Benefits to Employees	164,149	88,996	19,007	64,831	5,158	—	—	75,153	88,968
Livestock expenses (1)	2,927,570	2,625,756	—	2,625,756	—	—	301,814	—	4,253,142
Dairy farm expenses (2)	1,614,188	1,605,692	—	—	1,605,692	—	8,496	—	655
Agricultural expenses (3)	1,498,652	619,451	619,451	—	—	—	879,201	—	2,136,919
Silo expenses	46,571	46,571	46,571	—	—	—	—	—	4,280
General expenses	150,639	150,639	74,471	66,212	9,491	465	—	—	99,257

Total at September 30, 2006	12,137,400	7,824,759	1,860,535	3,864,819	2,094,869	4,536	1,370,401	2,942,240	—

Total at September 30, 2005		6,399,452	1,113,326	4,008,358	1,271,581	6,187	2,339,030	1,846,533	10,585,015

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at September 30, 2006

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	IRSA	ACER
		Others Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	11,552,618	1,803,854	23,603	386,537	—	—	26,514
Non-current	29,759,169	—	—	13,838	1,324,568	117,623	6,194,427

b.	Trade Accounts Receivable and other receivables to fall due at September 30, 2006

	Trade Accounts Receivables $	Law No. 19,550 Section 33		Other Receivables $	Law No. 19,550 Section 33
		FYO	IGSA		IRSA	CACTUS	ACER
		Trade Accounts Receivable $	Trade Accounts Receivable $		Other Receivable $	Other Receivable $	Other Receivable $
12/31/06	6,269,731	309,852	128,304	8,667,862	3,608	—	—
03/31/07	—	—	—	800,745	—	—	—
06/30/07	—	—	—	336,917	—	—	—
09/30/07	—	—	—	2,653,937	—	—	—
12/31/07	—	—	—	—	—	—	—
03/31/08	—	—	—	430,479	—	—	—
06/30/08	—	—	—	—	—	—	—
09/30/08	—	—	—	2,186,151	—	—	—
12/31/08	—	—	—	—	—	—	—
09/30/09	—	—	—	1,755,672	—	—	—
09/30/10	—	—	—	1,755,673	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at September 30, 2006.

b.	Debts without a due date at September 30, 2006.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	62,248,335	—	—
Non- current	681,900	—	40,168,273	45,216

c.	Debts to fall due at September 30, 2006.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	CACTUS
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos
12/31/06	22,021,502	—	538,189	351,217	1,400,535	4,523,112	16,942
03/31/07	—	—	—	15,763,224	—	—	66,357
06/30/07	—	—	—	—	—	—	3,288,413
12/31/07	—	—	—	78,106,931	—	—	—
12/31/08	—	—	—	23,900,800	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33		Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA		IRSA	ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade accounts receivable Pesos	Trade accounts receivable Pesos		Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos
In Pesos	6,269,731	309,852	128,304	48,987,306	3,608	6,220,941	1,803,854	1,324,568	23,603	390,491
In Dollars	—	—	—	10,911,917	117,623	—	—	—	—	9,884

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		IGSA	FYO	ACER	AGRO URANGA	IRSA	Cactus
		Trade Accounts Receivable				Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	8.744.606	1.229.194	—	6.052.208	—	—	376.653
Outstanding balances not accruing interests	6,269,731	128,304	309,852	—	51,154,617	95,374	23,603	168,733	1,803,854	121,231	23,722

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other debts Pesos	Provisions Pesos
		IGSA	Cactus
		Trade Accounts Payables Pesos	Trade Accounts Payables Pesos

In Pesos	9,826,237	—	538,189	63,255,633	1,400,535	44,691,385	3,371,712	45,216
In Dollars	12,887,165	—	—	118,114,874	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IGSA	Cactus
		Trade Accounts Payable	Trade Accounts Payable
		Pesos	Pesos
Outstanding debts accruing Interests	4,499,950	—	—	179,291,166	—	—	—	—
Outstanding debts not accruing interests	18,213,452	—	538,189	2,079,341	1,400,535	44,691,385	3,371,712	45,216

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2006 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of September 30, 2006 there were advance payments to directors for Ps. 136,198, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	68,204,640	32,042,088
Vehicles	Theft, fire and civil and third parties liability	2,188,386	999,196

16.	CONTINGENCIES

At September 30, 2006 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Buenos Aires, November 10, 2006 - Cresud S.A.C.I.F.y A. (Nasdaq: CRESY - BASE: CRES), one of the leading agricultural companies in Argentina, announces today the results for the first quarter of fiscal year 2007 ended September 30, 2006.

Results for the first quarter of fiscal year 2007 showed a net profit of Ps.1.9 million compared to a Ps. 11.0 million profit posted the same period of the previous fiscal year. The decrease in net results is mainly due to the results generated through the sale of farms, amounting to Ps. 9.9 million during the same period of fiscal year 2006.

Consolidated net sales for the period amounted to Ps. 23.4 million, 7% lower than those posted for the same period of the previous fiscal year. Noteworthy in this respect is the increase in Feed Lot sales, in excess of 100% when compared to the first quarter of 2006.

Gross profit during the first quarter of FY 2007 amounted to Ps. 0.3 million as compared to the Ps. 4.5 million gross profit posted during the same period of the previous year.

This decrease in gross profit is partly due to the decrease in the volume of crops sold, as most of the inventories were sold at the close of fiscal year 2006.

Operating results showed for the quarter ended on September 30, 2006 a Ps. 2.8 million loss mainly due to the drought sustained in winter, which had an adverse impact on milk production and on the beef cattle business. In September the situation started to normalize with the arrival of rains.

Results from related companies showed a Ps. 6.8 million profit mainly due to our equity interest in IRSA Inversiones y Representaciones S.A. as of September 30, 2006.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Summary of operations

Crops

Crops sales for the quarter totaled Ps. 8.4 million, compared to sales for Ps. 10.8 million in the previous fiscal year. The volume of crops sold was 20,229 tons at an average price per ton of Ps. 391 compared to the 39,622 tons sold and the average price of Ps. 272 in the same period of the previous fiscal year. The decrease in the tons sold is mainly due to the fact that a major part of production was sold during the last weeks of June 2006, which resulted in a reduction in the stock available for the current period.

Our crop stock at the close of the quarter amounted to 9,756 tons, of which 4,179 tons were soybean, 3,121 were corn and 2,264 were wheat.

Gross profit in the segment for the period ended September 30, 2006 was Ps. 0.7 million, compared to the Ps. 1.5 million profit for the same period of the previous fiscal year.

For the current season we have assigned 48,015 hectares to agriculture, 25,307 hectares of which are leased from third parties. Compared to the previous fiscal year, we have increased the number of total hectares assigned to agriculture by 11,328.

Beef Cattle

As of September 30, 2006, the Company’s cattle stock was 86,614 head, i.e., a figure quite similar to that posted for the same period of the previous year, with a total of 119,361 hectares assigned to beef cattle activities.

Livestock sales amounted to Ps. 10.5 million for the first quarter of fiscal year 2007, when a total of 4,578 tons were sold, whilst, during the first quarter of fiscal year 2006 the tons sold had amounted to 4,800. The 4% price increase sustained by beef cattle stock, when compared to the same period of the previous fiscal year, allows this business unit to maintain its level of revenues, in spite of the decrease in the tons sold. This variation was due to a decrease in cattle stock basically due to the effect of the drought that affected the supply of grazing fields which had an adverse impact particularly on the cattle stock in breeding fields.

Therefore, the result for this segment was a Ps. 0.67 million loss and beef cattle production amounted to 1,754 tons, i.e., a 30% decrease compared to the previous fiscal year.

Source: Liniers Stock Market (Argentina) – Instituto Nacional de Beef cattles (Uruguay)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Prospects for the Argentine market are good. In September the Government increased exports of beef cattle cuts to 50% and the strengthening of Argentina’s standing as a country free of foot and mouth disease due to vaccination translated into a re-opening of almost all foreign markets. Additionally, global demand continued to grow, especially in the European Union, Asia and Russia, which would represent a major driver for the price of beef cattle.

We estimate that in the absence of further restrictions by the Government, the price of steer per kilogram should recover the value export it had prior to the restrictions imposed in 2005 (US$ 0.85). In this respect, the price of the kilogram of live steer in Argentina could result in a figure close to the price of the kilogram of live steer in Uruguay, where the export value is currently 31% higher than the price for the local market.

Milk

Milk production increased by 11% in the quarter, from 3.5 million liters as of September 30, 2005 to 3.9 million as of September 30, 2006.

Although the price decreased by 6%, the production of milk increased by a higher proportion and therefore sales totaled Ps. 2 million, slightly higher than the production obtained in 2005 for the same period.

Gross profit as of September 30, 2006 amounted to a Ps. 0.15 million loss. This loss is mainly due to the increases in costs at the “El Tigre” farm, which was adversely affected by the drought sustained in winter. As a result and with a view to obtaining significant milk production in the spring, higher costs were incurred in order to supplement feeding. The situation is normalizing with the first rains of September and the production of milk starts to show a significant increase.

During the first quarter of fiscal year 2006 we had 5,074 head of cattle in 1,505 hectares assigned to milk production. For the current period, these figures have increased to 6,606 in 2,376 hectares.

At present, the Company’s dairy farms are located in “La Juanita”, where the feeding system is based solely on pastures (with lower costs) and in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Feed Lot

In the quarter ended on September 30, 2006, the 170-ha Feed Lot located in the Province of San Luis, in which the Company holds a 50% equity interest through Cactus Argentina S.A., continued to play a major role in our Company’s cattle beef production thereby helping to strengthen its growth.

During the quarter, gross profit for Cactus Argentina S.A. was Ps. 0.7 million, thereby maintaining the same levels reached in the same quarter of the previous fiscal year. In addition, net result for the quarter was a Ps. 0.1 million profit.

The Company has built a reputation in the market for consistency in the end product obtained from Feed Lot finished animals: purchasers obtain a high quality product and sales prices are thus better.

Prospects for the coming periods are very promising as purchase values are appealing and policies applied to beef cattle are expected to be more favorable to the industry. However, it is to be noted that an increase is expected in production costs as a result of the continuous rise in the price of corn.

Purchase and sale of farms

In September 2005, we signed the deed for the acquisition of a 6,022-hectare farm, “San Pedro”, located in the Department of Concepción del Uruguay, Province of Entre Ríos. The purchase price was agreed at US$ 16 million, paid as follows: US$ 9.5 million upon execution of the deed, US$ 4.0 million on December 14, 2005, and US$ 1.05 paid on September 1, 2006. The amount outstanding is US$ 1.4 million and it shall be paid in September 2007.

Inversiones ganaderas S.A. (“IGSA”), a Cresud subsidiary, executed on August 28, 2006 a preliminary purchase and sale agreement over 1,800 hectares at the “El Recreo” farm owned by IGSA, for US$ 0.3 million.-. Over that price the Company has collected US$ 0.05 million.- as a down payment. This sale has not been reflected yet in the Financial statements as possession over the lot acquired has not yet taken place.

Development of marginal lands

We consider the potential offered by the sector to lie on the development of marginal under-used areas as has been the case in various countries worldwide. With current state-of-the-art technology, similar yields can be obtained with larger profits than those registered in nucleus areas.

During the first quarter of fiscal year 2007, development activities continued at our “Los Pozos” farm located in the Province of Salta: 25,000 hectares prepared for agricultural and/or cattle beef production activities. Additionally, 13,500 hectares at Cervera Agropecuaria have been developed for production: over 3,000 hectares will be ready for sowing this year.

As of September 30, 2006 Cresud owned 250,722 hectares as land reserves, acquired at very attractive prices. We are convinced that with the development of such areas and the aid of technological breakthroughs, the value of land will show an upward trend which will result in significant revenues for the company.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Investments in other companies

Expansion to Brazil

The public offering of BrasilAgro’s shares was launched on May 2, 2006 at the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) under the AGRO3 ticker symbol and in compliance with the highest Corporate Governance standards currently in force in Brazil. Shares were paid in and subscribed for a total of Reais 42.4 million (approximately US$ 20.6 million). As from the moment the pertaining amounts were paid in, Cresud S.A.C.I.F. y A. holds a total of 42,705 shares equivalent to 7.3% of BrasilAgro’s capital stock. As compensation for having founded the Company, Cresud received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price as that bid in the initial public offering, i.e., Reais 1,000 adjusted by the IPCA inflation index. Should it decide to exercise such option, Cresud might acquire 59,850 additional shares, thereby becoming the holder of 14.1% of BrasilAgro’s diluted capital stock. One third of this option may be exercised as from the second year and the balance as from the third year.

In addition, Cresud received at no cost a second series of options for a total of 104,902, which may be exercised at Cresud’s option only if a third party makes a tender offer in respect of BrasilAgro’s shares. The exercise price of these options will be equal to the one specified in the tender offer mentioned above. The second series of options matures in 2021.

BrasilAgro acquired its first 2 properties during the first quarter of fiscal year 2007. The “Sao Pedro” farm, located at Chapadao do Sul (MS), with a surface area of 2,443 hectares was acquired for Reais 9.5 million (approximately US$ 4.7 million). The farm is located 1,000 km from one of the main harbors and it was acquired for a price significantly lower than the average in the region. The potential area for production is 1,773 hectares: production there will start with cotton and crops and will subsequently migrate to sugar cane.

The “Cremaq” farm is located in Bahía Grande do Ribeiro (Piaui). The property was acquired for Reais 42.1 million (approximately US$ 19.7 million) and its surface area is 32,375 hectares, 3,000 of which are already in production, 16,000 hectares are under development and the total production surface area is estimated to reach 23,000 hectares. The farm is quite close to the Itaqui harbor and to the Norte-Sul railway. The weather and topography are highly attractive if we consider crops particularly of soybean, corn and cotton. Additionally, the property was acquired for an amount lower than average for the region and it has huge potential for appreciation.

BrasilAgro will continue to focus on Real Estate for farming purposes and the development of its main four business lines: sugar cane; crops and cotton; forestry and beef cattle.

Internet

Futuros Y Opciones.com S.A. (FyO), the internet site in which the Company holds a 70% equity interest, continues to strengthen its position as the leading website in the agricultural sector, covering a broad range of commercial services for the agricultural and livestock industry including direct sales of inputs and crop brokerage activities.

Today FyO. has a database of 40,000 users, and of more than 5,000 agricultural farmers who are authorized to close deals. Our strategy is focused on commercial services to farmers by leveraging Cresud’s experience and operational capacity in the business with fyo being the nexus with the customer.

During the quarter ended on September 30, 2006 Futuros y Opciones.com S.A.’s income amounted to Ps. 0.78 million, i.e., it maintained the same level shown during the previous fiscal year. The net result for the quarter was a Ps. 0.30 million loss.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Main indicators for the three-month period ended September 30, 2006 and 2005

		Quarter ended September 30, 2006	Quarter ended September 30, 2005%
	Sales (volume)
	Wheat (tons)	8,889	6,189	43.6%
	Corn (tons)	3,805	30,550	-87.5%
	Sunflower (tons)	479	1,810	-73.6%
	Soybean (tons)	7,056	272	2493.2%
	Others (tons)	—	801

	Total crops (tons)	20,229	39,622	-48.9%

	Beef cattle (tons)	4,578	4,800	-4.6%
	Milk (Thousands of liters)	3,907	3,511	11.3%
	Production
	Wheat (Tons)	—	—	0.0%
	Corn (Tons)	2,618	2,311	13.3%
	Sunflower (Tons)	—	—	0.0%
	Soybean (Tons)	—	6	0.0%
	Beef cattle (Tons)	1,754	2,496	-29.7%
	Milk (Thousands of liters)	3,907	3,511	11.3%
	Exploited surface (hectares)
Crops	Owned farms	22,708	19,683	15,4%
	Leased farms	25,307	17,004	48,8%
Beef cattle	Owned farms	104,933	96,199	9,1%
	Leased farms	14,428	40,647	-64,5%
Dairy	Owned farms	2,376	1,505	57,9%
	Land Reserve (hectares)	250,772	258,477	-3%
	Surface under irrigation
	Owned farms	3,701	3,657	1,2%
	Leased farms	1,002
	Storage capacity (tn.)
	Owned plants	10,000	10,000	0,0%
	Leased plants	8,000
	Total head of cattle	86,614	86,808	-0.2%
	Dairy farm stock (head)	6,606	5,074	30.2%
	Milking cows	3,440	2,996	14.8%

Note:

It does not include Agro-Uranga S.A. (35.72% over 8,299 hectares.) Nor does it include Agropecuaria Cervera S.A. (99.99% over 160,000 hectares under a concession agreement).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The net income derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BASE: IRSA) for the quarter ended on September 30, 2006 totaled a Ps. 15.6 million profit compared to a Ps. 18.6 million profit recorded for the same period in fiscal year 2006. This result is mainly due to the following:

Operating income grew by 54.5%, from Ps. 33.4 million recorded in the first quarter of fiscal year 2006 to Ps. 51.7 million, for the same period of fiscal year 2007, mainly driven by an improved performance in income, which grew by 60.1% totaling Ps. 169.6 million compared to the amount of Ps. 106.0 million recorded in fiscal year 2006. The share of each segment in the net sales was as follows: sales and development, Ps. 29.7 million; offices and other property for lease, Ps. 9.5 million; shopping centers, Ps. 101.1 million; hotels Ps. 28.6 million and financial operations and others, 0.7 million.

Results from related companies (income) decreased from Ps. 19.1 million in the first quarter of fiscal year 2006 to Ps. 1.4 million in the same quarter of fiscal year 2007, mainly due to a decrease in the result from our interest in Banco Hipotecario. In addition, income tax increased, from Ps. 13.3 million in the quarter ended on September 30, 2005 to Ps. 18.9 million in the quarter ended on September 30, 2006.

IRSA is Argentina’s leading real estate company, with a totally diversified portfolio of properties. IRSA’s market share spans over the following business segments:

•	Office rental and other properties with more than 193,075 m2 of premium offices for lease.

Operation of Shopping Centers through its 61.60% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and it owns or holds a majority shareholding in 9 shopping centers with 264,995 m2 of gross leasable area (it includes a 52,286 sq.m. plot intended for development of a shopping center).

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments appraised at Ps. 463.3 million.

Additionally, IRSA holds 11.76% of Banco Hipotecario’s capital stock. BHSA is the leading Argentine mortgage bank, with a net worth amounting to Ps. 2,259.7 million. This amount has been calculated in accordance with Professional Accounting Standards.

IRSA’s Total Consolidated Assets amount to Ps. 2,761 million and its shareholders’ equity amounts to Ps. 1,505 million.

On September 30, 2006, a total amount of 0.75 million (nominal value) of warrants issued by IRSA were exercised in exchange for the issuance of a total number of 1.37 million shares. Thus, IRSA collected US$ 0.9 million.

As of September 30, 2006 our equity interest in IRSA amounted to 26.6% of its total outstanding shares. In addition, we own US$ 12 million notes convertible into shares issued by IRSA and options through the exercise of warrants also issued by IRSA for US$ 20.9 million. In the event Cresud were to exercise its rights under both the notes and the options pari passu with the remaining holders, Cresud would become the owner of 34.3% of IRSA’s capital stock. Currently, our equity interest in IRSA is valued through the equity method.

Other Relevant Highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

Currently, our debt under Convertible Notes was reduced from the US$ 50,000,000 originally issued by US$ 24,725,886 as a consequence of the conversions received.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Additionally, as of today, a total of 24,286,226 warrants (options) have been exercised, in exchange for which the Company received US$ 29.1 million.

Therefore, considering all conversions and exercises of warrants received, the number of outstanding Convertible Notes as of today is US$ 25,274,114 while the number of outstanding warrants is 25,713,774. A total of 96.518.445 shares were issued raising the Company’s total number of outstanding shares to 220.802.837.

As of September 30, 2006 the Company holds Convertible Notes issued by IRSA for a total of US$ 12.0 million, which bear interest at the same rate as those issued by our company.

The following charts show the past, current and potential situation of the Convertible Notes issued on November 14, 2002, under the laws of New York, at an interest rate of 8% (paid semiannually), due November 14, 2007, which are convertible at a price of US$ 0.5078 per share of face value Ps. 1.00 (1.9693 shares of face value Ps. 1.00 per Note). Additionally, each Convertible Note contains a warrant, which allows the holder to acquire for each Convertible Note 1.9693 shares of face value Ps. 1.00, at a price of US$ 0.6093 each.

Note: Total conversion describes a scenario were all bearers of convertible notes exercise their conversion rights and warrants.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Financial Indebtedness

As a result of the excellent investment opportunities seized in the course of the previous fiscal year, such as our ownership interest in BrasilAgro, the acquisition of farms and the increasing amount of our investments in NW Argentina during the current fiscal year, we have assumed indebtedness for levels higher than those incurred in previous fiscal years, totaling as of September 30, 2006 indebtedness in the amount of Ps. 100.8 million, exclusive of our convertible notes.

An analysis of the structure of such indebtedness shows a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 23.9 million and Ps. 13.3 million for the purpose of financing our crop production, the remaining balance, i.e. Ps. 63.6 million is concentrated in the short term.

For the coming fiscal year we intend to adjust these maturities to the Company’s cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our habitual businesses, the sale of assets or the exercise of options embedded in our convertible notes.

The exchange rate considered for US$-denominated loans was 1US$= Ps. 3.104, corresponding to the selling exchange rate published by Banco de la Nación Argentina prevailing as of September 30, 2006.

Type of indebtedness	Currency	Amount (Million)	Term
Short-term	Ps.	63.6	Up to 270 days
Crop production financing	Ps.	13.3	Up to 182 days
Long-term	Ps.	23.9	2.5 years

Prospects for the coming quarter

International and Argentine economic conditions continue to lead the agricultural sector and our Company towards a position favorable to taking advantage of arising opportunities. On top of the growing global demand for agricultural products to be used as food there is a demand for cereals, oilseed and sugar to produce biofuels.

In this sense, we will continue with our strategy consisting in supplementing agricultural activities in our own farms with agricultural activities in leased farms, as long as the return on the investments for such activities amounts to the minimum levels required for the business, thereby seeking to atomize production risks and dilute overhead.

Conditions in the crops segment are highly promising. Prices have been steadily increasing since September and high prices are expected to continue to be stable or either increase further. Prospects are very good in relation to corn, mainly as a result of the increase in the demand for corn in the US (increased demand for domestic consumption and for energy production). The stock/consumption ratio reflects the decreased historical value at a global level and gives rise to an upward trend in prices at the global level. In the past two moths corn has increased by 40% driving the rest of the crops market. In addition, the increasing demand for soybean and unprecedented prices of wheat over the last 10 years, on top of the decreased production of wheat in Australia and Eastern Europe allow us to estimate that markets will continue to show upward trends.

As regards the beef cattle segment, there has been a stepwise re-opening in exports, which we expect to intensify in the coming year. We consider that as a result of the restrictions imposed by the Government in the past the market has already reflected all the reductions in prices and that given a context of growing demand for cattle beef and control over animal health in Argentina, the prospects for the sector continue to be good and we will therefore focus on continuing to increase our production levels.

As regards commercial efforts, we are entering into agreements with slaughterhouses engaged in exporting activities to slaughter our own herds and export on behalf of third parties. For this purpose we have obtained a butcher’s license.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

At the local level, we shall continue with the development of our Los Pozos farm adding more space for agricultural and cattle beef production starting with the development of the third module. In turn, we shall continue to develop new hectares applied to agricultural production in the concession over the Agropecuaria Cervera farm.

We will continue to make efforts to develop a business line oriented to the supply of services to the agricultural sector which will comprise the production of specialties, and seeds for the main seed producers and exporting companies.

Additionally, we shall start with the development of a new dairy farm at La Juanita, in the Province of Buenos Aires, which will have milking capacity for 1,200 cows per day and we are planning to open it in March 2007.

We are developing a system migration consisting in the integration of different interfaces and existing processes in the different areas of our company. As a result of these improvements, the organization will be more flexible, efficient and agile to respond to the requirements of the business and the organization as a whole will be more competitive. Consequently, this integration strategy will allow the organization to automate, standardize and formalize processes.

In the future, we will continue to keep a watchout for opportunities arising in the market, selling properties with mature businesses resulting in good yields for the Company and acquiring farms mainly located in marginal areas with a high productive potential.

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	At September 30, 2006 Pesos	At September 30, 2005 Pesos	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos
Current Assets	104,526,028	94,982,864	70,165,638	60,180,929	111,235,615
Non-current Assets	788,998,839	775,673,020	576,502,763	509,028,334	269,395,895

Total Assets	893,524,867	870,655,884	646,668,401	569,209,263	380,631,510

Current Liabilities	116,915,192	101,909,091	29,301,336	16,458,447	36,507,198
Non-current Liabilities	144,642,760	142,321,331	152,133,418	160,744,982	21,076,440

Total Liabilities	261,557,952	244,230,422	181,434,754	177,203,429	57,583,638

Minority Interest	471,121	559,871	65,451	206,709	430,751

Shareholders’ Equity	631,495,794	625,865,591	465,168,196	391,799,125	322,617,121

	893,524,867	870,655,884	646,668,401	569,209,263	380,631,510

Comparative Income Structure

	At September 30, 2006 Pesos	At September 30, 2005 Pesos	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos
Operating income (loss)	(2,789,140)	12,436,404	17,811,879	27,856,960	16,031,358
Financial and holding gain (loss)	(3,100,330)	1,451,018	(18,969)	(10,914,039)	(8,446,313)
Other income and expenses and income on equity	6,004,664	4,011,569	23,306,123	65,614,253	(41,047,262)
Management fees	(214,464)	(1,219,231)	(3,567,003)	(7,224,996)	—

Operating net income (loss)	(99,270)	16,679,760	40,532,030	75,332,178	(33,462,217)
Income Tax	1,937,497	(5,737,799)	(8,570,269)	(10,531,263)	(18,654,461)
Minority Interest	88,750	31,119	141,261	224,046	348,884

Net Income (loss)	1,926,977	10,973,080	32,103,022	65,024,961	(51,767,794)

Production volume

	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	Three-month period September 30, 2002	Accumulated July 1, 2002 to September 30, 2002
Beef Cattle (in Kgs.)	1,753,725	1,753,725	2,495,573	2,495,573	1,726,903	1,726,903	2,083,056	2,083,056	2,225,618	2,225,618
Butyraceous (in Kgs.)	142,933	142,933	131,184	131,184	53,078	53,078	63,997	63,997	57,374	57,374
Crops (in quintals) *	26,185	26,185	27,631	27,631	18,433	18,433	24,338	24,338	53,312	53,312

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain
Chairman

Sales volume

	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	Three-month period September 30, 2002	Accumulated July 1, 2002 to September 30, 2002
Beef Cattle (in Kgs.)	4,578,436	4,578,436	4,799,655	4,799,655	4,915,538	4,915,538	3,166,986	3,166,986	2,605,122	2,605,122
Butyraceous (in Kgs.)	142,933	142,933	131,184	131,184	53,078	53,078	63,997	63,997	57,374	57,374
Crops (in quintals) *	202,289	202,289	396,222	396,222	193,501	193,501	122,024	122,024	372,682	372,682

*	One quintals equals one hundred kilograms

Local Market

	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	Three-month period September 30, 2002	Accumulated July 1, 2002 to September 30, 2002
Beef Cattle (in Kgs.)	4,578,436	4,578,436	4,799,655	4,799,655	4,915,538	4,915,538	3,166,986	3,166,986	2,605,122	2,605,122
Butyraceous (in Kgs.)	142,933	142,933	131,184	131,184	53,078	53,078	63,997	63,997	57,374	57,374
Crops (in quintals) *	202,289	202,289	396,222	396,222	193,501	193,501	122,024	122,024	372,682	372,682

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	At September 30, 2006 Pesos	At September 30, 2005 Pesos	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos
Liquidity	0.894	0.932	2.395	3.657	3.047
Solvency	2.414	2.563	2.564	2.211	5.603
Non-current assets to assets	0.883	0.891	0.891	0.894	0.708
Return on Equity	0.003	0.020	0.075	0.182	(0.149)

Eduardo S. Elsztain
Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2006 and 2005 and the complementary notes 1 to 20 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company´s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report dated September 8, 2006, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2006.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2006, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 160.781,63 which is not yet due.

Autonomus City of Buenos Aires, November 10, 2006

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 1 Dr. Andrés Suarez Public Accountant (UBA) C.P.C.E. Ciudad Autónoma de Buenos Aires Tomo 245 - Folio 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 10, 2006